SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Current Report for March 2006

Glamis Gold Ltd.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)

Date: March 17, 2006	By:	/s/ Cheryl S. Maher Cheryl S. Maher Chief Financial Officer

777D

GLAMIS GOLD LTD

2005
ANNUAL REPORT

RESPONSIBLE GROWTH

GL AMIS GOLDLTD
RESPONSIBLE
GROWTH
2005 ANNUALREPORT

CORPORATE PROFILE

Glamis Gold is a premier intermediate gold producer with low-cost production and a strong, consistent growth profile. For nearly 30 years the Company has successfully developed and operated mines in the Americas, with commitment to safety, environmental stewardship and social responsibility – all integral elements to Glamis activities.

The Company's near-term strategic goal is to produce 700,000 ounces of gold annually at a total cash cost in the lowest industry quartile. Glamis controls proven and probable reserves of 5.7 million ounces of gold and 42.1 million ounces of silver. In 2006, Glamis expects to produce 670,000 ounces of gold and over three million ounces of silver.

In the span of just over twelve months in 2004 and 2005, the Company brought into commercial production two new mines, El Sauzal in Mexico and Marlin in Guatemala. It also completed the most recent expansion at its Marigold mine in Nevada.

Glamis' project pipeline is very promising. The indicated gold resource at its Cerro Blanco project in Guatemala is 1.27 million ounces, with an additional inferred gold resource of 0.67 million ounces. The project continues to grow and to move forward into the feasibility stage.

Glamis is well positioned to continue its exceptional growth profile. The Company maintains a strong balance sheet, and its existing mines and new development projects will be strong cash flow generators. Glamis' gold production remains totally unhedged, providing 100 percent of the gold price upside to shareholders while protecting against downside risk with low operating costs.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS 01
TO OUR SHAREHOLDERS 02
RESPONSIBLE GROWTH 04
GROWING THE COMPANY 06
EXPLORING FOR FUTURE GROWTH 10
GROWING SHAREHOLDER VALUE 12
WORKING WITH COMMUNITIES 14
ENHANCING THE ENVIRONMENT 16
OPPORTUNITIES FOR EMPLOYEES 18
RESERVES & RESOURCES 20
MANAGEMENT'S DISCUSSION & ANALYSIS 21
MANAGEMENT'S RESPONSIBILITY 31
AUDITORS' REPORT TO SHAREHOLDERS 32
CONSOLIDATED BALANCE SHEETS 33
CONSOLIDATED STATEMENTS OF OPERATIONS 34
CONSOLIDATED STATEMENTS OF DEFICIT 34
CONSOLIDATED STATEMENTS OF CASH FLOWS 35
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 36
CORPORATE INFORMATION INSIDE BACK COVER

COVER PHOTO 1: Brian Brodsky - Country Manager, Exploration, at Cerro Blanco. COVER PHOTO 2: El Sauzal Mine, Chihuahua State, Mexico. COVER PHOTO 3: Elma Sacarias, Truck Driver, Marlin Mine, Guatemala.
GLAMIS GOLD LTD. 2005 ANNUAL REPORT DESIGN: CREATIVE SPIRIT COMMUNICATIONS INC., VANCOUVER, BC

PROFILE
GlamisGoldisapremierintermediate ouncesofgoldand42.1millionouncesof ounces,withanadditionalinfer redgold goldproducerwithlow-costproduction silver.In2006,Glamisexpectstoproduce resourceof0.67millionounces.Theproje ct andastrong,consistentgrowthprofile. 670,000ouncesofgoldandoverthree continuestogrowandtomoveforwardinto Fornearly30yearstheCompanyhas millionouncesofsilver. thefeasibilitystage. successfullydevelopedandoperatedmines intheAmericas,withcommitmenttosafety, Inthespanofjustovertwelvemonthsin Glamisiswellpositionedtocontinueits environmentalstewardshipandsocial 2004and2005,theCompanybroughtinto exceptionalgrowthprofile.TheCompany responsibility allintegralelementsto commercialproductiontwonewmines,El maintainsastrongbalancesheet,andits Glamisactivities. SauzalinMexicoandMarlininGuatemala. existingminesandnewdevelopmentprojects Italsocompletedthemostrecentexpansion willbestrongcashflowgenerators.Glamis#f TheCompany’snear-termstrategic atitsMarigoldmineinNevada. goldproductionremainstotallyunhedged, goalistoproduce700,000ouncesof providing100percentofthegoldpriceupside goldannuallyatatotalcashcostinthe Glamis#fprojectpipelineisverypromising. toshareholderswhileprotectingagainst lowestindustryquartile.Glamiscontrols TheindicatedgoldresourceatitsCerro downsideriskwithlowoperatingcosts. provenandprobablereservesof5.7million BlancoprojectinGuatemalais1.27million
TABLEOFCONTENTS FINANCIALHIGHLIGHTS 01 ENHANCINGTHEENVIRONMENT 16 CONSOLIDATEDSTATEMENT 34 SOF OPERATIONS TOOURSHAREHOLDERS 02 OPPORTUNITIES FOR LOYEES EMP 18 CONSOLIDATEDSTATEMENT 34 SOF DEFICIT RESPONSIBLEGROWTH 04 RESERVES RESOURCES & 20 CONSOLIDATEDSTATEMENT 35 SOF CASH FLOWS GROWINGTHECOMPANY 06 MANAGEMENT#fSDISCUSSION &ANALYSIS 21 NOTESTOCONSOLIDATED FINANCIALSTATEMENTS 36 EXPLORING FORUREGROWTH FUT 10 MANAGEMENT’SRESPONSIBILITY 31 CORPORATE INFORMATION INSIDE BACKCOVER GROWINGSHAREHOLDERVALUE 12 AUDITORS’ REPORTTOSHAREHOLDERS 32 WORKING WITHCOMMUNITIES 14 CONSOLIDATEDBALANCESHEETS 33
COVERPHOTO1:BrianBrodsky-Country anager,Exploration,atCeroBlanco.COVERPHOTO2:ElSauzal Mine,ChihuahuaState,Mexico.COVERPHOTO3:ElmaSacarias, TruckDriver,MarlinMine,Guatemala. M GLAMISGOLDLTD.2005ANNUALREPORTc DESIGN:CREATIVESPIRITCOMMUNICATIONSINC.,VANCOUVER,BC

MARIGOLD MINE, NEVADA
EL SAUZAL MINE, MEXICO
MARLIN MINE, GUATEMALA
SAN MARTIN MINE, HONDURAS
CERRO BLANCO PROJECT, GUATEMALA

FINANCIAL HIGHLIGHTS

	2005	2004	2003
Gold ounces produced	434,010	234,433	230,294
Average revenue per ounce	$ 454	$ 416	$ 368
Average market price per ounce	$ 444	$ 409	$ 363
Total cash cost per ounce	$ 195	$ 192	$ 184
Total production cost per ounce	$ 301	$ 276	$ 261
Gold production (ounces)			
El Sauzal Mine	191,586	25,053	-
San Martin Mine	81,450	102,152	101,835
Marigold Mine (66.7%)	137,116	94,209	94,796
Marlin Mine	23,858	-	-
Total	434,010	234,433	230,294
Total cash cost per ounce of production			
El Sauzal Mine	$ 137	$ 151	$ -
San Martin Mine	$ 294	$ 191	$ 175
Marigold Mine	$ 216	$ 195	$ 172
Marlin Mine	$ 196	$ -	$ -
Company average	$ 195	$ 192	$ 184
Total cost per ounce of production			
El Sauzal Mine	$ 249	$ 260	$ -
San Martin Mine	$ 399	$ 282	$ 269
Marigold Mine	$ 308	$ 272	$ 243
Marlin Mine	$ 348	$ -	$ -
Company average	$ 301	$ 276	$ 261
Working capital (millions)	$ 36.7	$ 27.4	$ 145.4
Cash provided from operations (millions)	$ 89.0	$ 37.4	$ 33.9
Cash provided from operations (per share)	$ 0.68	$ 0.29	$ 0.26
Net earnings for the period (millions)	$ 27.1	$ 20.9	$ 18.0
Earnings per share	$ 0.21	$ 0.16	$ 0.14
Weighted average common shares outstanding	131,296,622	130,538,559	128,118,980

ANNUALREPORT2005 | PAGE 01

MARIGOLDMINE,NEVADA ELSAUZALMINE,MEXICO MARLINMINE,GUATEMALA SANMARTINMINE,HONDURAS
CERROBLANCOPROJECT,GUATEMALA
FINANCIAL HIGHLIGHTS
2005 2004 2003
Goldouncesproduced 434,010 234,433 230,294 Averagerevenueperounce $ 454 $ 416 $ 368 Averagemarketpriceperounce $ 444 $ 409 $ 363 Totalcashcostperounce $ 195 $ 192 $ 184
Totalproductioncostperounce $ 301 $ 276 $ 261 Goldproduction(ounces) ElSauzalMine 191,586 25,053 - SanMartinMine 81,450 102,152 101,835 MarigoldMine(66.7%) 137,116 94,209 94,796 MarlinMine 23,858 - -
Total 434,010 234,433 230,294 Totalcashcostperounceofproduction ElSauzalMine $ 137 $ 151 $ - SanMartinMine $ 294 $ 191 $ 175 MarigoldMine $ 216 $ 195 $ 172 MarlinMine $ 196 $- $ -
Companyaverage $ 195 $ 192 $ 184 Totalcostperounceofproduction ElSauzalMine $ 249 $ 260 $ - SanMartinMine $ 399 $ 282 $ 269 MarigoldMine $ 308 $ 272 $ 243 MarlinMine $ 348 $- $ -
Companyaverage $ 301 $ 276 $ 261 Workingcapital(milions) $ 36.7 $ 27.4 $ 145.4 Cashprovidedfromoperations(milions) $ 89.0 $ 37.4 $ 33.9 Cashprovidedfromoperations(pershare) $ 0.68 $ 0.29 $ 0.26 Netearningsfortheperiod(milions) $ 27.1 $ 20.9 $ 18.0 Earningspershare $ 0.21 $ 0.16 $ 0.14 Weightedaveragecommonsharesoutstanding 131,296,622 130,538,559 128,118,980 ANNUAL REPORT 2005 PAGE

“ This growth momentum caused revenues to more than double during 2005 and gold production to increase by 85 percent while largely holding the line on costs in an otherwise escalating cost environment. ”
to our SHAREHOLDERS
In 2005, your Company continued to execute on the initiatives necessary to pursue the best growth profile in the gold mining industry. We have accomplished each of the many milestones we laid out in our five year strategic plan, as we maintain our focus on responsible growth in the Americas. What do we mean by responsible growth? Our long-term culture has always been one of personal and corporate responsibility. Our new generation of cornerstone mines will provide the operating strength and financial resources to drive the next phase of our corporate development: one which we are only now defining with high quality exploration projects. Along with this growth comes a tremendous amount of responsibility: responsibility to our shareholders and to our employees for certain, but equally important are the long term relationships we are building in the communities in which we work. Our accomplishments in that arena are impressive. Responsible growth has secured Glamis’ position as the leading intermediate gold producer.
GROWTH IN OPERATIONS
Within a twelve month period beginning at the end of 2004, we completed our Marigold expansion in Nevada, reached commercial production at El Sauzal Mine in Mexico, and then accomplished the same feat one year later at Marlin Mine in Guatemala. This growth momentum caused revenues to more than double during 2005 and gold production to increase by 85 percent while largely holding the line on costs in an otherwise escalating cost environment.
We are proud of our operating and financial results, but no achievement was more important in 2005 than what we accomplished at Marlin. Not only did our team surmount numerous challenges in building the first significant gold mine in Guatemala’s history, but just as operations were commencing, flooding from Hurricane Stan strongly impacted the area around the mine. Our staff immediately set aside many start-up activities to devote themselves to the relief effort within the hardest-hit local communities and
PAGE 02  |  GLAMISGOLDLTD

LETTER FROM THE PRESIDENT AND CEO
surrounding areas. The mine assets were unaffected, and within a couple of weeks production started on schedule. Given my many years and proud moments as an employee of this Company, this accomplishment stands out. This is the very embodiment of the Glamis culture and a tribute to the compassion and talent of our Guatemala team.
In Chihuahua State, Mexico, the staff at El Sauzal Mine demonstrated a similar level of skill and commitment in completing the first full year of commercial production at this remarkable operation. For 2005, we budgeted El Sauzal production at 170,000 ounces of gold. Instead, our Mexico team produced nearly 192,000 ounces of gold for the year. In subsequent years beginning with 2006, we expect annual production at El Sauzal to exceed 200,000 ounces of gold. New opportunities to further enhance this asset have been encouraging, including development of the Trini zone and the positive feasibility of heap leaching lower grade ore, which we expect to advance in 2006. In addition, we enjoy a large land position around El Sauzal, encompassing a number of promising regional targets developed by our exploration team over the past two years. El Sauzal is the start of what we see as a very bright future in Mexico.
Since acquiring Marigold Mine in 1999, we have implemented many productivity improvements that have substantially increased reserves, gold production and financial contributions to the Company. We implemented the Millennium expansion in 2005, with pre-stripping of the Basalt and Antler pits at the far south end of the property, and commenced gold production from those areas in the fourth quarter. Gold production exceeded our 2005 target, amounting to 137,000 ounces, representing Glamis’ two-thirds stake in Marigold. With rising fuel and commodity prices and longer hauls to the leach pads, cost containment has become our next challenge. We see a long future at Marigold: the operations team is very engaged, and exploration potential on the northern half of the property is just now being tested.
At the 100-percent-owned San Martin Mine in Honduras, production amounted to 81,000 ounces of gold. Barring additional discoveries, annual gold production here will continue to decline while total cash costs will rise over time, as we have now shifted operations to the lower grade Palo Alto pit. However, remaining capital spending at San Martin, in its seventh year of production, is anticipated to be minimal, and the mine will continue to be an excellent cash flow generator.
The Glamis mine portfolio illustrates our commitment to responsible growth. In an environment that continued to see gold and silver prices near 25-year highs as of this writing, we are especially proud of our record of building showplace mines on large, prospective properties acquired at the bottom end of the gold price cycle. Our operations have been responsibly engineered and permitted, and professionally constructed. These are bigger, better, lower cost gold mines — the foundation for your Company’s future.
ANNUALREPORT2005  |  PAGE 03

“ We call it responsible growth. It is what makes us what we are today, and it is what will continue to serve your Company best in the future. ”
WESTERN SILVER CORP. TRANSACTION
In February 2006 Glamis announced an agreement to acquire Western Silver Corp. via a plan of arrangement.
Glamis’ rationale in pursuing the transaction was to participate in one of the largest undeveloped precious metals deposits in the Americas.
Called the Peñasquito project, the addition of this very large orebody in Zacatecas, Mexico would significantly enhance gold leverage for Glamis shareholders while being immediately accretive on a net asset value basis.
At print time, the transaction to acquire Western Silver Corp. had not been completed.
For more information, readers are urged to visit www.glamis.com or consult the Company’s latest filings.
President’s Letter (Continued)
ORGANIC GROWTH
A strong and sustained emphasis on exploration is central to Glamis’ strategy for continued growth. Over the past three years, carefully planned exploration programs on and around our existing mines and projects have led to numerous discoveries that have enabled Glamis to steadily grow our gold and silver resources. The success of these efforts led Glamis to significantly expand exploration spending to $15 million in 2005, with nearly $25 million planned for 2006. The bulk of this amount will be spent in Guatemala, Mexico and Nevada, and nearly half is earmarked for further feasibility study and permitting of what we believe will be your Company’s next mine: Cerro Blanco in Guatemala.
Intensive drilling during 2005 led us to more than double the resource at Cerro Blanco to nearly two million mineable ounces of gold. The deposit remains open-ended, and drilling is expected to further grow the resource as feasibility and permitting programs continue, We are working closely with the Guatemalan government, local communities and all concerned parties to ensure that Cerro Blanco moves forward properly and responsibly.
Also in Guatemala, exploration in the Marlin district continues to reap benefits. A portion of the La Hamaca deposit has been moved into proven and probable reserves, and we discovered two new veins during 2005. The first of these two, the Rosa vein, was intersected in planned underground workings.
Subsequent drilling has developed the beginnings of a new resource. Drilling at West Vero has delineated an additional major new vein system to the south of Marlin. West Vero is open-ended to the west, and drilling continues to prove up significant underground resources. Meanwhile, underground development of the primary Marlin vein has been our priority as we move the underground mine towards production by mid-year 2006.
We have promising prospects in Mexico and Guatemala. Marigold Mine in Nevada, covering 29 square miles, continues to offer a number of intriguing exploration targets. In 2005, deeper exploration drilling to the north of our existing pit operations has demonstrated the potential for high grade conduits.
Also in Nevada, our 40 percent stake in the Dee Property joint venture with Barrick progressed during the year. Barrick, the 60 percent owner and operator at Dee, continued its drilling program in the South Arturo Zone, with encouraging results. Indeed, adding value through headfrarne exploration programs leads to longer mine lives and expansion of our existing asset base. This strategy will continue to play an important role in the development of the Company going forward. We are committed to evaluating acquisition targets on an ongoing basis, but we are equally committed to pursuing only those assets with realistic valuations that make sense for our shareholders.
Whether by discovery or acquisition, our overarching goal in the year ahead will remain on growing reserves. Consistent with our track
RESPONSIBLE...
Glamis recognizes that continued success depends on practicing its philosophy of mining responsibly in ways that benefit all stakeholders. This responsibility extends to:
▪	Shareholders, with a continuing obligation to long-term value creation.

▪	Employees, through sustained dedication to ensuring health and safety and providing opportunities for advancement.

▪	The environment, by practicing sound stewardship, protection and reclamation of properties to the highest standards.

▪	Communities, by meeting Glamis’ commitment to their economic and social sustainability through a transparent and consultative process.
PAGE 04  |  GLAMISGOLDLTD

record, we will then apply our experience and technical expertise as best-in-class mine builders and operators to unlock the full potential of the assets under our supervision. We will continue to leverage our declining cost profile by utilizing free cash flows to fuel future growth.
GROWTH IN SHAREHOLDER VALUE
We have always taken a long-term view, which has lead to long-term outperformance. Glamis’ share price has increased over 1,500 percent over the five-year period from 2001 through 2005. In 2005 alone, Glamis was the top performing stock among precious metals mining companies listed on the New York Stock Exchange, rising over 60 percent during the year.
LOOKING AHEAD
As a Glamis shareholder, you can look forward to a year characterized by rising production and declining costs. There are very few in the industry that can make that claim. There are even fewer that can do so with the level of community involvement, environmental awareness and dedication to strong corporate governance that embodies the Glamis culture. In an accelerating market for precious metals, straightforward concepts like stewardship, discovery, discipline, feasibility, citizenship, permitting and construction may seem old-fashioned. We call it responsible growth. It is what makes us what we are today, and it is what will continue to serve your Company best in the future.
To Glamis employees, shareholders, partners and friends, we offer thanks for your tireless contributions and continued loyalty. We look forward to sharing our future successes with all of you.
KEVIN McARTHUR
President, Chief Executive Officer & Director
GROWTH.
The ongoing execution of Glamis’ strategic plan in 2005:
▪	Achieved record gold production of 434,010 ounces.

▪	Doubled revenue.

▪	Increased cash flow from operations by 138 percent.

▪	Top performing stock among precious metals mining companies listed on the New York Stock Exchange, with a 60 percent increase in share price.

▪	Outperformed gold and major indices for the sixth year in a row.

▪	Brought two news mines, El Sauzal and Marlin, into production, and completed the expansion of Marigold, in a 12- month period.

▪	Made record investment of $15 million in exploration to support continued organic growth.

▪	Enhanced mining efficiency, environmental protection and health and safety programs.

▪	Expanded the breadth and depth of ongoing community partnerships.
ANNUALREPORT2005  |  PAGE 05

Eduardo Villacorta had more than a decade of experience in corporate law in Honduras when he started working with Glamis as a legal consultant. That was when the Company first began developing the San Martin Mine in Honduras, its first venture outside the United States. Glamis' commitment to listening closely to local needs — and the transparency it brought to the development process — impressed Eduardo and he eventually joined the Company. "You have no idea how proud I am to be associated with Glamis," he says. "This Company is very willing to learn and truly thinks for the long-term." Eduardo is now Executive Director, Central America.

Eduardo Villacorra had more than a decade of expericence in corporate law in Honduras when he started working with Glamis as a legal consultant. That was when the Company first beigan commitment to listening closely to local needs — and the tranparenc it brought to the development process — impressed Eduardo with Glamis,” he says. “This Company is very willing to learn and truly thinks for the long-term.” Eduardo is now Executive director, Central America.
“ In 2005, El Sauzal became Glamis’ largest and lowest-cost source of gold production. This established Glamis as a premier mine builder in Mexico and positions the Company well for future operations in this country.”
GROWING the COMPANY
PRODUCTION FROM ITS TWO NEWEST MINES LEADS TO RECORD OUTPUT
2005 was a milestone year for the growth of Glamis’ operations with a number of significant achievements:
▪	The Marlin Mine in Guatemala completed construction, commissioning and commercial production in December 2005, three months ahead of the original feasibility schedule. Marlin will add a projected 250,000 ounces of gold and nearly four million ounces of silver per year to Glamis’ production.

▪	In its first full year of operation, the El Sauzal Mine in Mexico produced nearly 192,000 ounces of gold, and is projected to add over 200,000 ounces of gold per year to Glamis production.

▪	The Marigold Mine achieved record production of 137,116 ounces of gold, Glamis’ two-thirds share, following the completion of its Millennium expansion program.

▪	Overall, Glamis gold output grew to a new record of 434,010 ounces. Despite an escalating cost environment, total cash costs for the Company remained comparable to the prior year at $195 per ounce of gold produced.
MARLIN MINE
Glamis acquired the 100,000 square kilometer, highly prospective Marlin property through a merger with Francisco Gold in 2002. The acquisition was a key one in the strategy of discovering and/or acquiring high-grade, low-cost gold properties in the Americas with the potential to become mining districts.
PAGE 06  |  GLAMISGOLDLTD

Following the Board’s approval of an updated Marlin feasibility study, extensive consultation with local communities and the issuance of a mining license, the Company moved swiftly to develop the property. Construction started in May 2004, with commercial production beginning in December 2005. Marlin is the first significant gold mine in Guatemala.
Construction advanced ahead of schedule and commissioning occurred in time for Marlin to make its first gold pour in November. This was accomplished with a newly trained labor force of 650 employees possessing very little prior mining industry experience. Marlin Mine produced nearly 24,000 ounces of gold in 2005.
The Company achieved this early and successful start despite an interruption from torrential rains and flooding caused by Hurricane Stan, which hit the area in early October. Glamis personnel and equipment were among the first to help evacuate people from low-lying areas and provided much needed medical assistance, water, food and basic supplies to the storm-ravaged region.
Average annual production is projected at 250,000 ounces of gold and nearly four million ounces of silver over a 10-year mine life.
Initial mill feed will come from the open pit, and underground operations will be phased in by the latter half of 2006.
EL SAUZAL MINE
In 2005, El Sauzal became Glamis’ largest and lowest-cost source of gold production. This established Glarnis as a premier mine builder in Mexico and positions the Company well for future operations in this country.
ANNUALREPORT2005  |  PAGE 07

“ Glamis transformed Marigold from a modest, conventional milling operation into a large and extremely efficient heap leach mine, ”
Growing the Company (Continued)
The property — also acquired through the merger with Francisco Gold in 2002 — poured its first ounce of gold on November 30, 2004 and began commercial production in early December of that year.
El Sauzal 2005 production was projected at 170,000 ounces of gold, but the mine exceeded expectations and produced nearly 192,000 ounces of gold — 13 percent more than planned. The total cash cost was $137 per ounce of gold. El Sauzal’s internal rate of return continues to exceed benchmarks.
The current mine plan calls for processing 5,500 tonnes of ore per day at an average grade of 3.4 grams of gold per tonne in a conventional oxide mill. Glamis is proceeding with heap leaching for low grade ore at El Sauzal.
Glamis projects that annual production at El Sauzal will rise to more than 200,000 ounces of gold for the years 2006 and beyond.
MARIGOLD MINE
Marigold Mine is a conventional, run-of-mine heap leach operation that has produced nearly 1.5 million ounces of gold since it commenced production in 1988. Glamis acquired its 66.7-percent operating interest in the 29-square-mile property in 1999 through the acquisition of Rayrock Resources. Barrick owns the remaining 33.3 percent.
Following the acquisition, Glamis transformed Marigold from a modest, conventional milling operation into a large and extremely efficient heap leach mine. This transition substantially enhanced the economic returns from the property. The total reengineering of Marigold led to a reduction in unit costs, which in turn allowed Glamis to significantly increase reserves and grow production. The mine’s sustained production over the past five years has played a key role in enabling the Company to execute its strategic growth plan.
Record 2005 gold production at Marigold was due to the completion of the Millennium expansion program and achievement of full production from the Millennium area. During 2005, Marigold also completed the construction of a new heap leach processing facility, reflecting the increased throughput of the Millennium expansion.
SAN MARTIN MINE
Following the initial gold pour in December 2000, San Martin Mine became Glamis’ largest and most profitable gold operation until the Marigold Mine surpassed it in 2004. San Martin continues to generate strong free cash flows for reinvestment into Glamis’ growth programs. In 2005, mining moved from the Rosa pit to the Palo Alto pit, where ore grades and recoveries are lower.
Total cash costs have risen with the transition, as have operating costs due to increases in the price of fuel for equipment and power generation at the mine site. To control cost increases, in 2005 the mine transitioned from placing agglomerated crushed ore on the heap leach pad to placing run-of-mine material only. This streamlining saves operating costs by eliminating crushing, reducing diesel power generation and simplifying material handling.
CERRO BLANCO PROJECT
At the Cerro Blanco project in southeastern Guatemala, Glamis was able to substantially

MARIGOLD MINE
GLAMIS-OWNED:	66.7 PERCENT

LOCATION:	NEVADA

OPERATION:	OPEN PIT, RUN OF MINE HEAP LEACHING

WORKFORCE:	170

2005 PRODUCTION:	137,116 GOLD OUNCES*

TOTAL CASH COST:	$216 PER OUNCE

PROJECTED 2006 PRODUCTION:	118,000 OUNCES OF GOLD

PROVEN & PROBABLE RESERVES	1.4 MILLION OUNCES OF GOLD*

* Glamis 66.7 percent share

EL SAUZAL MINE
GLAMIS-OWNED:	100 PERCENT

LOCATION:	CHIHUAHUA STATE, MEXICO

OPERATION:	OPEN PIT, OXIDE-MILLING

WORKFORCE:	250

2005 PRODUCTION:	191,586 OUNCES

TOTAL CASH COST:	$137 PER OUNCE

PROJECTED 2006 PRODUCTION:.	217,000 OUNCES OF GOLD

PROVEN & PROBABLE RESERVES:	1.7 MILLION OUNCES OF GOLD
PAGE 08  |  GLAMISGOLDLTD

Cerro Blanco Project (continued)
increase the indicated resource to 1.27 million gold ounces at an average grade of 15.7 grams per tonne, and recorded an inferred resource of 0.67 million ounces of gold at an average grade of 15.3 grams per tonne. The deposit remains open along strike and at depth and exploration is continuing.
Glamis commenced a feasibility study on the Cerro Blanco project during 2005. Ongoing test work indicates over 90 percent gold recovery with conventional milling.
The Company spent more than $5.4 million on the project in 2005, which included feasibility costs and additional drilling to better assess the extent and orientation of the veins. Baseline environmental studies and permitting activities continued throughout the year. The objective is to develop Cerro Blanco into an underground mine. Depending on the eventual size of the deposit, it will become a satellite operation to the Marlin Mine or possibly a stand-alone operation.

PRODUCTION GROWTH, DECREASING COSTS

Over his 23-year career in mining, Sergio Saenz has been involved in the construction and operation of five mines from the ground up. As Sergio came up through the ranks with Rayrock Resources, he worked on the Dee, Daisy and Marigold mines. After Glamis acquired Rayrock in 1999, Sergio transferred to Honduras to help build and operate the San Martin Mine. Then in 2003, he moved to Guatemala and worked on the construction of the Marlin Mine and became operations manager before being named general manager in January 2006. “For some reason, they keep sending me to help start new mines and then operate them,” he says with a smile. “When I look back on Glamis in 1999 compared to today, I feel very good about being part of that success. Along the way, I’ve learned to measure success not only by production, but also by how well communities around the mine are doing. I love seeing what mining has done for rural communities.”

MARLIN MINE
GLAMIS-OWNED:	100 PERCENT

LOCATION:	GUATEMALA

OPERATION:	OPEN PIT / UNDERGROUND; CONVENTIONAL MILLING

WORKFORCE:	650

2005 PRODUCTION:	23,858 OUNCES

TOTAL CASH COST:	$196 PER OUNCE

PROJECTED 2006 PRODUCTION:	254,000 OUNCES OF GOLD

PROVEN & PROBABLE RESERVES:	2.4 MILLION OUNCES OF GOLD

SAN MARTIN MINE
GLAMIS-OWNED:	100 PERCENT

LOCATION:	HONDURAS

OPERATION:	OPEN PIT, RUN OF MINE HEAP LEACHING

WORKFORCE:	225

2005 PRODUCTION:	81,450 OUNCES

TOTAL CASH COST:	$291 PER OUNCE

PROJECTED 2006 PRODUCTION:	81,000 OUNCES OF GOLD

PROVEN & PROBABLE RESERVES:	0.26 MILLION OUNCES OF GOLD
ANNUALREPORT2005  |  PAGE 09

“ While exploration will remain a priority in 2006, Glamis will continue to seek out and evaluate acquisitions accretive to Glamis shareholders. ”
EXPLORING for FUTURE GROWTH
RECORD INVESTMENT IN EXPLORATION
Glamis’ timely acquisitions of quality gold deposits surrounded by highly prospective land packages have provided opportunities for the Company to grow organically.
The lands surrounding the Company’s new gold mines are prime targets for future discoveries. In 2005, Glamis made a record investment of $15 million to evaluate and test newly discovered targets. In 2006, Glamis will make another record investment in exploration, increasing the budget for regional programs and local mine and project site exploration to $25 million, including $15 million related to Cerro Blanco.
While exploration will remain a priority in 2006, Glamis will continue to seek out and evaluate acquisitions accretive to Glamis shareholders. The focus remains on the Americas, with primary efforts in Nevada. Mexico and Central America.
CERRO BLANCO PROJECT
In 2005, exploration activity centered on Cerro Blanco. Glamis was able to substantially increase the indicated resource to 1.27 million gold ounces at an average grade of 15.7 grams per tonne, and recorded an inferred resource of 0.67 million ounces of gold at an average grade of 15.3 grams per tonne. Cerro Blanco is still open in both directions along at least two more kilometers of strike and at depth. Continued drilling and an underground decline is planned for 2006.
MARLIN MINE
A very large land package surrounds the Marlin Mine in western Guatemala. The current exploration program will focus on bringing the West Vero and Rosa veins into a resource category and commencing an exploration drift north of the Marlin vein to intersect other vein targets. The goal is to extend previously delineated veins, to convert resources to proven and probable reserves, and to discover additional high-grade vein structures.
MARIGOLD MINE
The Company will continue the successful Marigold exploration program that has extended mineralization around current and former pit areas. Exploration over the past year has nearly replaced reserves mined and
PAGE 10  |  GLAMISGOLDLTD

THE EXPLORATION TEAM
Four of Glamis’ senior geologists each have more than 25 years experince in gold exploration. They are responsible for the discovery of over eight million ounces of gold reserves. This experience is critical in guiding the multi-phase exploration process to ensure the most cost-efficient use of time and resources to identify economically viable deposits.
“ Glamis will make another record investment in exploration, increasing the budget for regional programs and local mine and project site exploration to $25 million in 2006. ”
Glamis will carry on the program with the goal to convert resources to proven and probable gold reserves.
EL SAUZAL
Recent exploration at El Sauzal in Mexico has provided resource additions from the Trini target. Follow-up drilling will continue on this near-surface target to expand current resources. A regional program has identified several targets, including the Guayacan target, located four kilometers south of El Sauzal. A first phase of drilling will be completed in 2006 and other regional target evaluation will commence during the year.
EXPLORATION EXPENDITURES
ANNUALREPORT2005  |  PAGE 11

“ Acquiring high grade properties at the bottom of the price cycle and bringing them into production efficiently has doubled    Company production while leading to reduced costs, ”
GROWING shareholder VALUE
TOP PERFORMING STOCK IN 2005 AMONG PRECIOUS METALS MINING COMPANIES LISTED ON THE NEW YORK STOCK EXCHANGE
Glamis’ share price increased over 60 percent in 2005. Glamis believes that maintaining focus and executing its growth strategy in a disciplined way over the past several years has contributed significantly to the share price performance, as well as the share performance over the past five years.
Over that five-year period, Glamis has outperformed the price of gold and the AMEX Gold Bugs index (HUI). The Company’s reputation for reliability and skill in designing, building and operating mines has been a key factor in enabling it to consistently deliver productive and profitable performance.
Acquiring high grade properties at the bottom of the price cycle and bringing them into production efficiently has doubled Company production while leading to reduced costs. Because the Company remains totally unhedged, shareholders have benefited from 100 percent of the upside of rising gold prices.
Glamis projects production of 670,000 ounces of gold in 2006, more than 50 percent growth over 2005. Total cash costs are expected to decrease from $195 per ounce of gold in 2005 to between $160 to $170 per ounce of gold in 2006.
PAGE 12   |   GLAMISGOLDLTD

SHARE PRICE PERFORMANCE GRAPH VS. GOLD PRICE & HUI INDEX
ANNUALREPORT2005  |  PAGE 13

“ Glamis believes that two of the surest measures of commitment to social responsibility are action and funding. ”
WORKING with COMMUNITIES
GLAMIS’ COMMITMENT TO SOCIAL RESPONSIBILITY
As a socially responsible Company, Glamis works with employees, their families, the local communities and host countries to improve the quality of life in ways that are good for business and for social and economic development.
When the Company began developing the San Martin Mine, its first operation outside North America, it also began initiating policies and programs that contributed to improving the quality of life for employees and in local communities - based on priorities identified in ongoing consultation and dialogue. By listening carefully, Glamis can respond appropriately.
In addition to making direct Company contributions, Glamis has also helped to establish and fund two foundations, the San Martin Foundation in Honduras and the Sierra Madre Foundation in Guatemala. Their man-dates are to support sustainable community-based development and local capacity-building programs. The goal is for the foundations to become strong, sustainable institutions that will help improve lives even after the mines close and are reclaimed. For example, as part of the eventual Marlin closure, all lands, along with the administration, living facilities, cafeteria, workshops and electrical line will become property of the people of local communities through the local foundation.
COMMITMENT IN ACTION
Glamis believes that two of the surest measures of commitment to social responsibility are action and funding. In 2005, Glamis and the two foundations supported a wide variety of projects and services.
The San Martin Foundation, in operation since 2000, has helped to construct five community centers, expand or improve five schools and kindergartens, install water/sanitation systems in four communities
PAGE 14  |  GLAMISGOLDLTD

and provide computer-training skills for more than 300 young people and adults. The Foundation also supports ongoing cattle and poultry production operations, as well as the production of cement blocks in a business run by entrepreneurs.
The Sierra Madre Foundation at Marlin has provided health services to more than 1,500 people, established 20 communal banks, trained more than 400 people in vocational skills such as carpentry, sewing, cooking and baking, supported the creation of local businesses, helped establish agro-forestry businesses including potato, peach and bean farming, and community-managed nurseries to supply the mine’s reforestation needs. These efforts complement the Company’s direct involvement in installing chlorinators in two municipal water systems, supporting the construction of a medical clinic, funding the hiring of 35 teachers, and building and improving roads and bridges.

SOCIAL RESPONSIBILITY IN GUATEMALA
It would be a challenge finding someone better qualified or more committed than Jim Schenck, Manager of Sustainable Development. Jim has lived and worked in Latin America for more than three decades, with most of his experience in sustainable development. For the Peace Corps, he served as a volunteer in Paraguay, a program and training officer in the Dominican Republic and a country director in Nicaragua. He has been a social promoter in Ecuador, an NGO manager in Costa Rica, a director of the Cooperative Housing Foundation, an implementer of a rural development program in Guatemala, and the Deputy Director of the Participative Alternative Development Project in Peru. Helping build better futures is his lifework. And he believes Glamis can make a positive difference. “I’m committed to the region and the people,”Jim says. “I believe that the private sector - and mining in particular - is essential to Guatemala’s development process.”
ANNUALREPORT2005  |  PAGE 15

“Concurrent reclamation programs are already underway at the Company’s two newest operations, the Marlin Mine in Guatemala    and the EI Sauzal Mine in Mexico. ”
ENHANCING the ENVIRONMENT
Glamis Gold is committed to sound environmental stewardship that integrates proven methods for protecting, reclaiming and enhancing the environment at every stage of the mining process, from exploration to closure. At the same time, the Company also seeks to develop and apply innovative approaches to environmental management that promise to produce even more effective results.
The guiding principles of Glamis’ policy, procedures and programs are to minimize environmental risk and to commence concurrent reclamation as early as possible to ensure a transition of the mine sites to their future intended use. Glamis has won numerous awards and wide recognition from government regulators for its dedication to environmental excellence.
PIONEERING ENVIRONMENTAL MONITORING PROGRAM AT THE MARLIN MINE
Glamis facilitated the creation of an independent, community-based committee to conduct environmental monitoring at the Marlin Mine in Guatemala. This is the first time that a civil society group will independently monitor the activities of a company in Guatemala. Launched with the guidance of Business for Social Responsibility, a non-governmental organization, the committee includes representatives from local communities, technical experts and church organizations.
PAGE 16  |  GLAMISGOLDLTD

CONCURRENT AND FINAL RECLAMATION
Concurrent reclamation programs are already underway at the Company’s two newest operations, the Marlin Mine in Guatemala and the EI Sauzal Mine in Mexico, as well as at the San Martin Mine in Honduras and the Marigold Mine in Nevada. In 2005, Glamis was actively reclaiming disturbed areas and waste rock stockpiles at the Marigold Mine, and at the mined-out Rosa Pit at San Martin.
This past year also saw Glamis successfully conclude active reclamation at the Dee and Daisy mines in Nevada. They now enter the monitoring phase of closure. Active reclamation continues at the Rand Mine in California.
REFORESTATION IN CENTRAL AMERICA
At the San Martin Mine, an onsite plant nursery houses more than 18,000 tree and plant seedlings; in Honduras, Glamis routinely donates trees to local communities and to the government Forestry Development Corporation for revegetation projects throughout the area. Glamis reforested one area with fast growing tree species to be used as a fuel source by the local residents. At Marlin, the Company has donated more than 105,000 saplings for reforestation at the mine site and surrounding areas, including replanting anticipated in 2006, the Company will have reforested more than 250 hectares over a three-year period.

ENVIRONMENTAL HEALTH & SAFETY AT MARIGOLD
Nevada-born and raised John Barber has worn many different hats in his 20 years in mining. Like many others working at Glamis, John joined Glamis through the 1999 merger with Rayrock Resources Inc., where he had worked since 1987 in process operations, mill maintenance and safety. With continuing training and education, he became responsible for planning and implementing Marigold’s environmental and health and safety programs. John is deeply committed to both. “I made it my goal to know the name of every person out there,” he says. “I get a lot of satisfaction seeing employees go home safe at night – and seeing the land returned to its natural state to the greatest extent possible.”
ANNUALREPORT2005  |  PAGE 17

Luis Felipe Medina has been working at El Sauzal since 2002. Although he had nine years prior experience working for three other mining companies in Mexico, the past three years at El Sauzal have dramatically broadened his skill set and his responsibilities. Luis has been involved in construction, permitting, environmental health and safety, community relations, human resources, logistics, purchasing, negotiating land agreements, as well as mine and mill operations. “El Sauzal is a great opportunity for me - and for a lot of other professionals in the industry,” says Luis, who received his engineering degree from CESUES in Hermosillo, Sonora, Mexico. In early 2005, Luis was named Assistant General Manager.

RAND MINE WINS SENTINELS OF SAFETY AWARD 2005
The U.S. Mining Health and Safety Administration (MHSA) awarded Rand Mine, currently undergoing reclamation, the prestigious Sentinels of Safety Award in 2005 for its performance in the small metal / non-metal mill group.
OPPORTUNITIES for EMPLOYEES
Glamis’ programs for employee health and safety place an emphasis on establishing the safest possible working conditions in all its mine sites and development projects. Employees are empowered to take personal responsibility for work-place safety.
The health, safety and skill of employees is a major component of overall productivity, and a critical element in the Company’s goals to continue to reduce unit costs and maximize operating efficiencies. For example, the ingenuity of the Marigold team played a key role in nearly doubling the mine’s output and lowering coses over the past three years. Similarly, the outstanding effort of the employees at El Sauzal and Marlin enabled both mines to begin commercial production within a 12-month period between late 2004 and 2005.
EMPOWERING EMPLOYEE PARTICIPATION IN SAFETY
At the Marigold Mine in Nevada, mine management instituted two new, integrated safety programs in 2005. The Field Level RiskAssessment Program and the Employees Safety Teams work together to empower employees to engage in identifying ways to improve safety and to apply those practices in the work place.
NEW SKILLS FOR NEW FUTURES
Glamis has provided training opportunities for employees to acquire new job skills in construction, mining and computers at both the Marlin Mine in Guatemala and the San Martin Mine in Honduras. The Company
PAGE 18  |  GLAMISGOLDLTD

and the two foundations it helps to fund in support of sustainable community development are also making significant contributions to skills training for employees’ families and the communities in which they live. Workshops and training programs have taught new skills in computers, healthcare, clothing design and manufacture, tree nursery management, carpentry and baking, as well as supporting the creation of local businesses that generate new jobs.
“ Workshops and training programs have taught new skills in computers, healthcare, clothing design and manufacture, tree nursery    management, carpentry and baking. ”
MARLIN CREATES JOBS THAT CHANGE LIVES
The construction of the Marlin Mine — the first significant gold mine in Guatemala — provided more than 2,300 construction jobs. Some 61 percent of employees came from local communities and more than 94 percent were Guatemalan. The mine operation has an ongoing total workforce of some 650, most of whom are local residents, who now enjoy some of the best salaries and benefits in Guatemala.
ANNUALREPORT2005  |  PAGE 19

PROVEN & PROBABLE RESERVES

		Gold Grade	Gold	Silver Grade	Silver
As of December 31, 2005[1]	Tonnes	(gpt)	Ounces	(gpt)	Ounces

Marlin	16,436,000	4.59	2,426,000	76.02	40,169,000
El Sauzal	15,821,000	3.29	1,673,000	3.72	1,890,000
Marigold[2]	59,396,000	0.72	1,384,000	—	—
San Martin	10,775,000	0.76	264,000	—	—

Total	102,428,000	1.75	5,747,000		42,059,000

(1)	“Proven and probable reserves” have been calculated as of December 31 ,2005 in accordance with definitions adopted by the Canadian Ìnstitute of Mining, Metallurgy and Petroleum on November 14, 2004. Employees of Glamis Gold Ltd., under the supervision of James S. Voorhees, Executive Vice President, Operations and Chief Operating Officer, have prepared these calculations. An independent audit of these reserves has been completed. Calculations were based on an assumed long-term gold price of $400 per ounce and a silver price of $7.00 per ounce and incorporate current or expected operating costs at each mine.

(2)	These amounts represent Glamis Gold’s two-thirds interest in Marigold.
MEASURED, INDICATED & INFERRED RESOURCES
December 31, 2005
Measured & Indicated Resources1

		Gold Grade	Gold Ounces	Silver Grade	Silver Ounces
Measured	Tonnes	(gpt)	Contained	(gpt)	Contained

San Martin	7,475,000	0.79	190,000	0.0	—
Marigold (66.7%)	53,591,000	0.70	1,210,000	0.0	—
El Sauzal	19,563,000	2.75	1,732,000	3.8	2,371,000
Marlin	4,142,000	3.24	432,000	39.3	5,240,000
Imperial Project	67,877,000	0.59	1,287,000	0.0	—
La Hamaca	0	—	—	—	—
Cerro Blanco	0	—	—	—	—

Total Measured Resources	152,648,000	0.99	4,851,000	—	7,611,000

		Gold Grade	Gold Ounces	Silver Grade	Silver Ounces
Indicated	Tonnes	(gpt)	Contained	(gpt)	Contained

San Martin	7,413,000	0.79	189,000	0.0	—
Marigold (66.7%)	41,650,000	0.71	947,000	0.0	—
El Sauzal	966,000	2.25	70,000	3.8	117,000
Marlin	14,635,000	4.16	1,957,000	70.2	33,031,000
Imperial Project	14,882,000	0.51	246,000	0.0	—
La Hamaca	926,000	5.74	171,000	146.1	4,350,000
Cerro Blanco	2,517,000	15.64	1,266,000	72.0	5,826,000

Total Indicated Resources	82,989,000	1.82	4,846,000	—	43,324,000

		Gold Grade	Gold Ounces	Silver Grade	Silver Ounces
Measured plus Indicated	Tonnes	(gpt)	Contained	(gpt)	Contained

San Martin	14,888,000	0.79	379,000	0.0	—
Marigold (66.7%)	95,242,000	0.70	2,157,000	0.0	—
El Sauzal	20,529,000	2.73	1,802,000	3.8	2,488,000
Marlin	18,777,000	3.96	2,389,000	63.4	38,271,000
Imperial Project	82,759,000	0.58	1,533,000	0.0	—
La Hamaca	926,000	5.74	171,000	146.1	4,350,000
Cerro Blanco	2,517,000	15.64	1,266,000	72.0	5,826,000

Total Measured & Indicated Resources[1]	235,638,000	1.28	9,697,000	—	50,935,000

Reserves (which use a $400 gold price) are a subset of these Measured and Indicated Resources. That is reserves are included in these M&I Resource numbers.
Inferred Resources and Other Mineralization2

		Gold Grade	Gold Ounces	Silver Grade	Silver Ounces
	Tonnes	(gpt)	Contained	(gpt)	Contained

San Martin	17,539,000	0.32	181,000	0.0	—
Marigold (66.7%)	98,721,000	0.44	1,387,000	0.0	—
El Sauzal	22,832,000	0.91	669,000	3.8	2,768,000
Marlin	73,518,000	0.74	1,746,000	16.1	38,111,000
Imperial Project	43,829,000	0.40	561,000	0.0	—
La Hamaca	19,000	4.91	3,000	145.7	89,000
Cerro Blanco	1,351,000	15.31	665,000	59.6	2,589,000

Total Inferred Resources[2]	257,809,000	0.63	5,212,000	—	43,557,000

Inferred Resources and Other Mineralization are in addition to Measured & Indicated Resources.
(1)	Measured and Indicated Resources, for purposes of determining a reasonable expectation of eventual economic extraction, are estimated using a $500 per ounce gold price. Thus Reserves are a subset of Resources but Resources do not necessarily demonstrate economic viability at current gold prices nor are they entirely included in the life-of-mine plan.

(2)	Inferred Resources and Other Mineralization are not part of a mine plan or are not considered mineable at current technology or foreseeable gold price.
PAGE 20  |  GLAMISGOLDLTD

MANAGEMENT’S DISCUSSION & ANALYSIS
This management’s discussion and analysis of the financial results of the Company’s operations for the years 2003 through 2005 is dated March 6, 2006 and should be read in conjunction with the consolidated financial statements and notes thereto (the “financial statements”) which form a part of this report. This financial information, which is expressed in United States dollars unless otherwise stated, was prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to Note 15 of the financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles. Additional information, including the Company’s Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com and the Form 40-F filed in the United States on EDGAR at www.sec.gov.
The following discussion contains statements that are not historical facts, and by their nature are considered “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See also “Forward Looking Statements” at the end of this discussion.
OVERALL PERFORMANCE
The fourth quarter of 2005 was another milestone for the Company as it completed construction of its second mine in twelve months. The Marlin Mine in Guatemala came on line with production of 23,858 ounces of gold and 154,649 ounces of silver in the quarter, while the El Sauzal Mine, which began production in the fourth quarter of 2004, continued its solid performance in its first full year of operation. The Marigold Mine and San Martin Mine continue to be steady producers. Total gold production in 2005 increased 85% over 2004 to 434,010 ounces and is expected to increase an additional 50% in 2006 to approximately 670,000 ounces. Silver production during 2006 is expected to be in excess of 3 million ounces.
The Company reported net earnings for 2005 of $27.1 million, or $0.21 per share. Net earnings in 2004 were $20.9 million or $0.16 per share. In 2003, the Company’s earnings were $18.2 million, or $0.14 per share. Earnings from mining operations were $65.1 million in 2005, $29.7 million in 2004, and $22.7 million in 2003. Earnings for 2005 included $4.0 million of expense related to the tender offer for Goldcorp Inc. in the first quarter. Earnings for 2004 included income of $7.0 million ($0.05 per share), net of tax, from the final settlement on the sale of the Cerro San Pedro property and royalty and the sale of the Company’s 50% interest in the Metates (Mexico) property.
At the operating mines, production totaled 434,010 ounces of gold in 2005, compared to 234,443 ounces of gold produced during 2004, and 230,294 ounces of gold produced during 2003. Total cash costs of production rose slightly from $192 per ounce of gold in 2004 to $195 per ounce in 2005. Fuel prices which were well above plan at Marigold and San Martin, unplanned maintenance costs at Marigold and increased reagent costs at all the mines drove the increases in cash cost. In 2005, the Company began to incorporate the silver by-product credits from the mines into the total cash cost per ounce calculation. Prior to 2005, this by-product credit was not significant. The silver by-product credit averaged approximately $5.00 per ounce during 2005. The Company continued to realize higher gold prices during 2005 averaging $454 per ounce of gold sold during the year compared to $416 per ounce of gold sold in 2004 and $368 per ounce of gold sold in 2004.
Cash flow from operations (before changes in non-cash working capital and reclamation expenditures) soared to $89.0 million in 2005 on the increased sales of production and stronger gold price, compared to the $37.4 million in 2004 and $33.9 million in 2003. The Company’s working capital was $36.7 million at December 31, 2005 compared to $27.4 million at the end of 2004. The Company spent $132.6 million in capital expenditures for mineral property, development and plant and equipment in 2005, primarily to complete construction of the Marlin Mine.
The Company’s unhedged position allowed it to take advantage of realized gold prices that in 2005 averaged 9% higher than 2004, and 13.0% higher in 2004 than in 2003.
Refer to the discussions in this document under “Results of Operations” for additional information.
SELECTED ANNUAL AND QUARTERLY INFORMATION

(in millions of U.S. dollars except per ounce or per share amounts)	2005	2004	2003

Average market price per ounce of gold	$444	$409	$363
Average realized price per ounce of gold	$454	$416	$368
Revenues	$202.6	$94.7	$84.0
Net earnings	$27.1	$20.9	$18.2
Earnings per share — basic	$0.21	$0.16	$0.14
Earnings per share — diluted	$0.20	$0.16	$0.14
Total assets	$721.2	$613.3	$534.1
Total long-term liabilities	$188.6	$123.6	$88.6
MANAGEMENT’SDISCUSSION&ANALYSIS  |  PAGE 21

Summary of Quarterly Results
The Company’s quarterly information for the last eight quarters is shown below:

	1st Q		2nd Q	3rd Q	4th Q	1st Q		2nd Q	3rd Q	4th Q
(in millions of U.S. dollars except per ounce or per share amounts)	2004		2004	2004	2004	2005		2005	2005	2005

Average realized price/oz. of gold	$412		$394	$406	$438	$429		$430	$446	$495
Ounces of gold sold	52,663		47,036	51,631	76,369	98,117		112,810	91,625	140,640
Revenues (l)	$21.7		$18.6	$21.0	$33.4	$42.1		$48.7	$41.1	$70.7
Net earnings (2)	$9.1	(3)	$2.9	$2.8	$6.1	$2.2	(4)	$8.2	$1.6	$15.1
Basic earnings per share	$0.07		$0.02	$0.02	$0.05	$0.02		$0.06	$0.01	$0.12
Diluted earnings per share	$0.07		$0.02	$0.02	$0.05	$0.02		$0.06	$0.01	$0.11

(1)	Net sales and total revenues are the same.

(2)	Income from continuing operations and net earnings are the same.

(3)	Includes income from the sale of the Cerro San Pedro and Metates properties of $7.0 million in the 1st quarter 2004.

(4)	Includes $4.0 million of expenses incurred during the take-over bid for Goldcorp Inc.
RESULTS OF OPERATIONS
Gold Production and Costs Per Ounce
At the operating mines, production totaled 434,010 ounces of gold in 2005, compared to 234,443 ounces of gold produced during 2004, and 230,294 ounces of gold produced during 2003. In 2006, the Company expects to produce approximately 670,000 ounces of gold from four mines: El Sauzal, Marlin, Marigold, and San Martin.
Results of Production 2003-2005

	2005			2004			2003
		Cash	Total		Cash	Total		Cash	Total
	Gold	cost per	cost per	Gold	cost per	cost per	Gold	cost per	cost per
Mine	ounces	ounce	ounce	ounces	ounce	ounce	ounces	ounce	ounce

El Sauzal	191,586	$137	$249	25,053	$151	$260	—	—	—
Marigold(1)	137,116	216	308	94,209	195	272	94,796	172	243
San Martin	81,450	294	399	102,152	191	282	101,835	175	269
Marlin	23,858	196	348	—	—	—	—	—	—
Rand	—	—	—	13,019	250	294	33,663	242	298

Total / average cost	434,010	$195	$301	234,433	$192	$276	230,294	$184	$261

Note: Cash cost and total cost per ounce are non-GAAP financial measures and are discussed further under “Costs of Production”.
1) This represents the Company’s 66.67% share of Marigold.

	2005	2004	2003

Total tonnes mined
El Sauzal	6,671,733	3,087,729	—
Marigold (100%)	42,483,940	40,702,178	34,969,637
San Martin	9,251,596	8,391,643	8,292,398
Marlin surface	586,728	—	—
Marlin underground	7,182	—	—

Ore tonnes processed
El Sauzal (milled)	1,663,149	115,601	—
Marigold (100%)	8,209,276	8,943,003	7,405,418
San Martin	5,198,562	5,545,749	6,501,231
Marlin (milled)	115,983	—	—

Mining cost per tonne
El Sauzal	$1.10	$0.67	$—
Marigold	0.85	0.66	0.59
San Martin	0.97	1.47	1.23
Marlin surface	1.27	—	—
Marlin underground	34.45	—	—

Processing cost per ore tonne
El Sauzal	$8.20	$16.25	$—
Marigold	0.78	0.61	0.59
San Martin	2.02	1.84	1.35
Marlin	20.67	—	—
PAGE 22  |  GLAMISGOLDLTD

Operations Review
Detailed information on the Company’s reserves and resources is contained in the Company’s Renewal Annual Information Form.
El Sauzal Mine, Chihuahua, Mexico
El Sauzal had a very successful first year of operation producing 191,586 ounces of gold at a total cash cost per ounce of $137. Total cost per ounce was $249, which included amortization of the purchase price. Mining and mill operations were optimized and recoveries averaged over 92% for the year. Capital expenditures centered on mill and filter plant upgrades. For 2006, the Company is planning on production of 217,000 ounces of gold from El Sauzal.
Marigold Mine, Nevada (66.7%-owned)
(all amounts relate to the Company’s share of production)
The Company is the operator at the Marigold Mine, a partnership operation with Barrick Gold Corporation. Marigold had a solid year of production, adding 137,116 ounces of gold to the Company’s account in 2005 compared to 94,209 ounces of gold during 2004. Cash costs increased to $216 per ounce of gold primarily as a result of increased fuel and reagent costs as well as unplanned maintenance expenditures. Marigold also continued construction of the Cell 12 and 13 leach pad and processing facilities and undertook an $18.4 million stripping campaign in the Basalt and Antler pits. The Company expects production from Marigold to be approximately 118,000 ounces of gold in 2006.
Marlin Mine, Guatemala
The Marlin Mine start-up in the fourth quarter of 2005 set the stage for the Company to substantially increase production again in 2006. Marlin produced 23,858 ounces of gold and 154,649 ounces of silver at a cash cost per ounce of gold of $196. Marlin continues to work on streamlining and optimizing both mining and milling. Almost all of the production in 2005 came from the open-pit mine, with full underground production not scheduled until mid-2006. Planned production for 2006 is approximately 254,000 ounces of gold and in excess of 3 million ounces of silver.
San Martin Mine, Honduras
The San Martin Mine continued to be a steady performer for the Company with 81,450 ounces of gold produced in 2005. The transition to all run-of-mine ore was complete. Total cash costs per ounce of $294 reflected the impact of significantly higher fuel prices and the fact that San Martin is reliant for operations totally on diesel-generated power. Reagent prices have also negatively impacted costs. San Martin is expected to produce approximately 81,000 ounces of gold in 2006.
Rand Mine, California
The Rand Mine continued in reclamation. Reclamation is expected to be completed in 2006. Drilling to confirm the detoxification of the heap is currently underway. Once clearance is received, the final contouring and reseeding of the heap is planned, along with final closure of the property.
Projects
Cerro Blanco Project, Guatemala
In 2005, $5.4 million was spent on this project. Exploration included the drilling of 119 holes for a total of 28,284 meters. This drilling focused on extending the existing mineralization, particularly to the north. The result of this work was a new resource calculation during the fourth quarter of 2005. Refer to the Company’s Renewal Annual Information Form for information on this resource.
The Company began work on a feasibility study in 2005 which is expected to be completed late in 2006. An environmental study was filed with the government in late 2005 and the Company is still awaiting comments. A total of $14.9 million has been budgeted for the 2006 work.
Dee Joint Venture, Nevada (40% participation)
The Dee Joint Venture exploration program, operated by Barrick Gold Corporation, had encouraging results with 28 holes drilled for a total of 13,332 meters and a resource calculation expected in the first half of 2006. There are currently five drills operating on the property. The Company expects to spend $1.6 million on its share of the program during 2006.
Imperial Project, California
During 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The notice alleges that the Company’s property rights in the Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. A three-person arbitration panel has been selected, and hearings are currently scheduled for March 2007. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.
Reclamation Activities
The Company’s reclamation and closure activities continued to be centered on the Dee and Rand Mines. In 2005, $3.3 million was expended on closure activities. The Company spent $2.8 million on reclamation activities in 2004, primarily at the Rand and Dee mine sites with some minor amounts at the Daisy and Marigold sites. The Company spent $3.3 million during 2003 on reclamation. The Company plans to spend approximately $1.3 million in 2006 on site closure and reclamation, primarily at the Rand Mine, with final expenditures at Dee and Daisy.
MANAGEMENT’SDISCUSSION&ANALYSIS   |  PAGE 23

Financial Review
Revenues
Revenues from gold sales jumped to $202.6 million for the year ended December 31, 2005 from $94.7 million for the year ended December 31, 2004 and from $84.0 million for the year ended December 31, 2003. This year the primary driver was the 85% increase in sales of production, along with the 9% increase in the realized gold price. The increase in 2004 revenues was the result of a significantly stronger realized gold price. The Company sold 443,192 ounces of gold in 2005, 227,700 ounces of gold during 2004, and 228,219 ounces of gold in 2003. The Company realized an average of $454 per ounce of gold in 2005, compared to $416 per ounce of gold in 2004 and $368 per ounce of gold in 2003. Silver revenues were $1.6 million in 2005 but less than $0.1 million in both 2004 and 2003. Silver revenues are expected to rise to over 7% of total revenues in 2006 based on the projected silver production from Marlin.
Cost of production
The Company’s total cash cost of production includes mining, processing, direct mine overhead costs and royalties, but excludes selling, general and administrative costs at the corporate level. Total production costs include depreciation and depletion and amortization of site closure and reclamation accruals but exclude future income tax effects. There is a difference between cost of sales and cost of production relating to the difference in the cost of the ounces sold out of inventory during the year, as well as revenues from silver which are treated as a by-product credit for calculation of the per-ounce cost of production. In 2005 the Company produced 434,010 ounces of gold and sold 443,192 ounces out of inventory. The number of gold ounces produced in 2004 was 234,433 ounces compared to the number of ounces of gold actually sold of 227,700.
The table below reconciles total cash costs per ounce of production and total costs per ounce of production based on the Gold Institute Production Cost Standard to cost per ounce sold per the financial statements:
Reconciliation of Gold Institute Cash Cost Per Ounce with Cost of Goods Sold

(in millions of United States dollars, except for per-ounce amounts)	2005	2004	2003

Total ounces sold	443,192	227,701	228,219
Total ounces produced	434,010	234,433	230,294

Total cost of sales per the financial statements	$87.7	$43.9	$41.6

Adjustments for revenue recognition (difference in cost of ounces sold out of inventory)	$(1.1)	$1.0	$0.7
Adjustment for silver by-product credit	$(2.1)	—	—

Total cash cost of production per Gold Institute Production Cost Standard	$84.5	$44.9	$42.3

Total cash cost per ounce of gold sold	$198	$193	$182
Total cash cost per ounce of gold produced per Gold Institute Production Cost Standard	$195	$192	$184

Depreciation, depletion and amortization per the financial statements	$51.1	$20.8	$17.7

Net adjustments for cost of ounces produced but not sold, non-production-related depreciation and future income tax effects	$(5.0)	$(1.0)	$(0.0)

Total cost of production per Gold Institute Production Cost Standard	$130.6	$64.7	$60.0

Total cost of production per ounce of gold produced per Gold Institute Production Cost Standard	$301	$276	$261

Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.
The Company’s cost of sales for the year ended December 31, 2005 was $87.7 million compared to the $43.9 million in the year ended December 31, 2004 and $41.6 million for the year ended December 31, 2003. Cost of sales increased primarily as a result of increased production and ounces sold. Total cash cost per ounce of gold increased to an average of $195 for 2005 compared to $192 per ounce in 2004 and $184 per ounce in 2003. Increased fuel and reagent costs coupled with unplanned maintenance costs were the primary factors in the increase from 2004 to 2005. Increased fuel costs and decreased production were the most significant factors in the increase in cash costs per ounce from 2003 to 2004.
PAGE 24  |  GLAMISGOLDLTD

In 2005, the total cost of production rose to $301 per ounce of gold from $276 per ounce in 2004 and $261 per ounce in 2003. Depreciation and depletion charges were $51.1 million in 2005 compared to $20.8 million in 2004 and $17.7 million during 2003. Changes in the depreciation and depletion expense were attributable to additions to the mineral property, plant and equipment base, changes in the reserve base and changes in production levels, as many charges were made on a “unit-of-production” basis. The significantly increased depreciation and depletion charges in 2005 resulted from the large capital expenditures made by the Company over the last three years, which have now begun to be expensed, coupled with the 85% increase in production. The larger capital base also results in an increase in these charges on a per-ounce basis.
Other income and expenses
Exploration expenditures were $15.7 million during 2005, of which $6.2 million was capitalized. Capitalized exploration was $2.8 million at Marlin, $2.2 million at Marigold and $1.2 million at El Sauzal. Exploration expense was primarily at the Cerro Blanco Project where $5.4 million was spent on exploration and feasibility study work. The Company’s share of exploration expense at the Dee joint venture was $1.6 million. Expensed exploration in Mexico totaled $1.5 million. Other expense of $1.0 million was incurred in the United States, Honduras, and Guatemala. Exploration expenditures in 2004 were $10.8 million of which $6.7 million was capitalized: $4.5 million at the Marlin Project and $2.2 million at the Marigold Mine. Expensed exploration was $1.9 million in Guatemala, primarily at the Cerro Blanco Project, $1.4 million in Nevada at the Marigold and Dee properties, and $0.8 million in Mexico. The Company expended $9.3 million on exploration during 2003 of which $5.6 million was expensed and $3.7 million capitalized to the related mineral property. The most significant expenditures were at the Marlin Project ($5.6 million), and at the Marigold Mine ($2.5 million).
General and administrative costs increased to $13.0 million in 2005 which included $4.0 million of expense incurred in connection with the Goldcorp Inc. take-over bid. The balance of the increase continued to reflect increased insurance and personnel costs related to the Company’s growth. General and administrative expense was $7.2 million in 2004 and $5.9 million in 2003. The Company also recognized $3.9 million of stock-based compensation during 2005 on the grants of restricted shares, options and share appreciation rights (which are settled in shares). There was less than $0.1 million of stock-based compensation in 2004.
The Company had no write-downs or recoveries associated with properties during 2005, 2004 or 2003.
Interest and other income declined to $2.2 million in 2005 from the $8.7 million recognized during 2004 and $4.4 million recognized in 2003. In 2005, interest income was $0.7 million and gain on sales of investments and miscellaneous equipment was $1.7 million. Foreign exchange losses were $0.2 million. During 2004, the Company received $7.25 million relating to the sale of the Cerro San Pedro Project to Metallica Resources Inc. and $0.7 million on the sale of its interest in the Metates property. Interest income was $0.9 million, other miscellaneous income was $0.4 million, and foreign exchange losses were $0.5 million. Significant items in 2003 included the gain recognized on the sale of the Company’s investment in the Cerro San Pedro Project ($1.5 million) and interest received on a tax refund relating to previous years ($1.0 million).
The Company incurred $3.5 million of interest expense during 2005, of which $3.1 million was capitalized to the Marlin Project during construction. The Company had interest expense of $0.2 million and $1.0 of financing costs in 2004, all of which was capitalized to Marlin. There was no interest expense in 2003.
Current tax expense during 2005 was $4.3 million, relating primarily to the San Martin Mine and El Sauzal Mine. In 2004, current tax expense was $3.9 million relating to cash taxes payable at San Martin and in Mexico. There were no significant cash taxes paid in 2003.
Future income tax expense during 2005 was $5.7 million. Earnings from San Martin and El Sauzal generated the expense, which was offset by a reduction in the liability resulting from a reorganization of the Company’s tax structure. Future income tax expense of $1.9 million during 2004 related primarily to earnings at the El Sauzal Mine and the San Martin Mine, offset by revaluations of total future income tax in Mexico (a reduction of expense) and an increase in the valuation allowance in the United States (an increase in expense). For 2003, the future income tax expense of $1.8 million was due primarily to tax-effecting the earnings from the San Martin Mine, and the valuation allowance related to U.S. tax losses was reduced, resulting in a recovery of $3.0 million (total effect was a recovery of $1.2 million). The $3.0 million valuation allowance was re-established in 2004, as noted above.
LIQUIDITY AND CAPITAL RESOURCES
Working Capital and Cash Flow
The Company began to improve its working capital situation during the fourth quarter as construction of the Marlin Mine was substantially completed and production began. The Company ended the 2005 year with working capital of $36.7 million compared to $27.4 million at December 31, 2004.
Cash flow from operations (before changes in non-cash working capital and reclamation expenditures) rose dramatically to $89.0 million on both increased sales of production and a stronger gold price. Cash flow from operations was $37.4 million in 2004 compared to $33.9 million in 2003. The 2004 cash flow also reflected increases in revenues due to the higher realized gold price offset by slightly reduced ounces sold and increased costs per ounce compared to 2003. Net cash provided by operating activities, which included the non-cash working capital changes and cash expenditures on the reclamation properties, increased to $81.4 million for the year ended December 31, 2005 from $45.9 million in 2004 and $27.0 million in 2003.
MANAGEMENT’SDISCUSSION&ANALYSIS  |  PAGE 25

Capital Expenditures
The Company’s capital expenditures for 2005 were focused on the Marlin property. Total capital expenditures for 2005 were $132.6 million. The Company spent a record $191.4 million during 2004 as the El Sauzal Mine was completed and the Marlin Project significantly advanced. The Company’s capital expenditures were $77.8 million during 2003 as construction at the El Sauzal Project and the Marlin Project began and expansion at the Marigold Mine continued. Major capital expenditures during the fiscal year 2005 were as follows:

(in millions)

Marlin Project development, purchase of equipment and other related capital expenditures	$98.0

Marigold Mine development and purchase of equipment	25.7

El Sauzal Mine development and purchase of equipment	6.7

San Martin Mine development and purchase of equipment	2.1

Other	0.1

$132.6

Included in the above were capitalized exploration expenditures of $2.2 million for Marigold, $2.8 million for Marlin and $1.2 million for El Sauzal.
Capital expenditures and funds for exploration in 2006 are planned to be approximately $64.4 million. The primary capital expenditures are expected to be for plant, equipment and development at the Marlin Mine ($15.6 million), equipment purchases at the El Sauzal Mine ($6.4 million), equipment purchases and development for the Marigold Mine ($16.7 million), and development at the San Martin Mine ($0.7 million). Exploration is planned primarily at the Marlin Mine and at Cerro Blanco with additional work in the United States and Mexico. Exploration and feasibility study costs at Cerro Blanco are budgeted at $14.9 million for 2006.
The Company believes that its estimated cash flows from operations and current cash reserves will be sufficient to fund its anticipated 2006 expenditures.
Long Term Liabilities
The long-term portion of the reserve for site reclamation and closure was $12.2 million at December 31, 2005 compared to $7.6 million at the end of 2004 and $5.7 million at the end of 2003. The increase in 2005 reflects the addition of the Marlin Mine. The liability for future income tax was $96.4 million at December 31, 2005, $86.0 million at December 31, 2004 and $82.9 million at December 31, 2003. These balances include approximately $60.0 million recorded in connection with the purchase price of Francisco Gold Corp. in 2002 and $10.0 million related to the tax effect of the shares issued to former shareholders of Montana Gold Corp. in 2003 (also see “Capital Resources”). The remaining balance in future income tax liabilities consists primarily of amounts recorded as a result of tax-effecting the earnings from the San Martin and El Sauzal mines.
The largest increase in long-term liabilities came from long-term debt. In 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provided $45.0 million in funding for development of the Company’s Marlin Project in Guatemala. The loan is repayable over three years at a six-month LIBOR plus 2.625%-based interest rate. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. At December 31, 2005, there was $45.0 million outstanding under the facility (2004 — $30.0 million). The interest rate at December 31, 2005 was 6.445% (2004 — 4.775%). Semi-annual repayments of $7.5 million are scheduled from January 2007 through July 2009.
On March 4, 2005, the Company finalized a $50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for drawdown in United States dollars or ounces of silver with repayment at any time during the three-year period ending March 4, 2008 at a bank base rate or LIBOR-based rate (plus 0.25%-1.50% depending on financial ratios), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. There was $35.0 million outstanding under this facility at year-end. The LIBOR-based interest rate at December 31, 2005 was 5.57%.
At December 31, 2005 the Company had a total of $80.0 million in long-term debt (2004 — $30.0 million). For the year ended December 31, 2005, $3.1 million of interest and financing costs were capitalized to the Marlin Project (2004 — $1.2 million). The Company was in compliance with all of its debt covenants as of December 31, 2005.
Share Capital Transactions
During 2003 the Company paid $1.6 million to Chesapeake Gold Corp. and issued 2.2 million common shares of the Company valued at $20.7 million to former shareholders of Montana Gold Corp. upon filing of the technical report with the Toronto Stock Exchange establishing the reserves at Marlin, pursuant to the terms of the 2002 Plan of Arrangement with Francisco Gold Corp.
At an extraordinary shareholders meeting on February 9, 2005, the Company’s shareholders removed the restriction on the number of common shares the Company is authorized to issue by majority vote of all shareholders present.
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In the course of its business, the Company may issue debt or equity securities to meet the growth plans of the Company if it determines that additional funding could be obtained under favorable financial terms. No assurance can be given that additional funding will be available or, if available, will be on terms acceptable to the Company.
No dividends were paid or declared in 2005, 2004 or 2003.
FINANCIAL INSTRUMENTS AND HEDGING
At December 31, 2005, December 31, 2004 and at December 31, 2003, the Company had no gold or silver ounces hedged.
COMMITMENTS AND CONTINGENCIES
In the course of its normal business, the Company incurs various contractual obligations and contingent liabilities. These contractual obligations and contingencies as at December 31, 2005 are show in the below:
(amounts in millions of U.S. dollars)

Contractual Obligations	Less than one year	1 - 3 years	4 - 5 years	More than 5 years	Total

Operating leases	$1.0	$0.7	$0.1	$0.3	$2.1

Minimum royalty payments	$0.6	$1.2	$1.2	$2.4	$5.4

Construction and equipment purchase contracts	$18.0	—	—	—	$18.0

Long-term debt(1)	$—	$65.0	$15.0	—	$80.0

Contingencies	Less than one year	1 - 3 years	4 - 5 years	More than 5 years	Total

Future site closure and reclamation costs (2)	$1.0	$0.9	$1.6	$15.6	$19.1

(1)	Does not include future interest payments on the long-term debt.

(2)	In the Company’s financial statements, $1.0 million of these obligations are included in current liabilities and $12.2 million in long-term liabilities. The Company has $11.4 million in collateral backing these obligations.
DISCLOSURE OF OUTSTANDING SHARE DATA
The Company had 200,000,000 shares of common stock authorized as of December 31, 2004. At an extraordinary shareholders’ meeting on February 9, 2005, the restriction on the number of shares authorized was removed allowing the Company to issue an unlimited number of common shares. The Company had 131,918,803 common shares outstanding at December 31, 2005 and 131,994,545 common shares outstanding as of March 6, 2006. The Company also had outstanding 2,452,153 stock options as of December 31, 2005 (2,560,153 as of March 6, 2006) each of which is exercisable into one common share.
PROPOSED TRANSACTION
On February 24, 2006 the Company announced that it has entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Western Silver Corporation (“Western Silver”), a British Columbia, Canada corporation, pursuant to a plan of arrangement. Western Silver’s principal asset is the Penasquito development project in Zacatecas, Mexico.
Under the agreement, the Company is offering to exchange 0.688 of a common share of the Company for each issued Western Silver share. Prior to the Company’s acquisition of all of the issued and outstanding shares of Western Silver, Western Silver will transfer approximately Cdn.$38.8 million in cash and two properties located in Canada and Mexico to a new exploration company, anticipated to be named Western Copper Corporation (“Western Copper”). The current shareholders of Western Silver will receive, in addition to the 0.688 of a common share of the Company, one share of Western Copper for each share of Western Silver owned. Initially the Company will not have an interest in Western Copper but will retain a right to acquire a 5% stake in Western Copper.
The Company anticipates it will issue approximately 33.4 million common shares and 1.8 million option rights under the terms of the agreement. Completion of the transaction is subject to execution of a definitive agreement and approval by Western Silver shareholders and regulatory authorities.
The Board of Directors of each company has unanimously approved the transaction. All officers and directors of Western Silver have agreed to enter into lock-up and support agreements with the Company under which they will vote in favor of the transaction. If Western Silver terminates the transaction as a result of a superior offer, the Company is to receive a termination fee equal to 3.5% of the market capitalization of Western Silver at the time of the termination.
MANAGEMENT’SDISCUSSION&ANALYSIS  |  PAGE 27

CRITICAL ACCOUNTING POLICIES
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.
The Company records the cost of mining ore stacked on its leach pads and at the El Sauzal and Marlin mills as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold sold. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the El Sauzal and Marlin mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.
The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.
In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.
The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Effective January 1, 2004, the Company retroactively adopted the Canadian Institute of Chartered Accountants Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). Prior years’ financial statements were restated in 2004 to apply the provisions of the new accounting policy for site closure and reclamation costs. If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.
Changes in Accounting Policies
The Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“EIC”) and the Emerging Issues Task Force in the United States have both issued papers on deferred stripping. In the United States, in EITF 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry” the Task Force reached a consensus that stripping incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory in the period in which the stripping costs are incurred. EITF 04-6 does not address the stripping costs incurred during the pre-production phase, capitalization of which is permitted under United States generally accepted accounting principles (“GAAP”). The EIC issued an abstract which calls for the capitalization of stripping costs incurred during the production phase of a mine that provide a “betterment” or future period benefits. Such costs would be deferred and amortized over the production of the ounces to which the costs relate.
PAGE 28  |  GLAMISGOLDLTD

Historically, for Canadian and United States GAAP, the Company has deferred stripping costs at the Marigold Mine in excess of the life-of-mine strip ratio. Since EITF 04-6 is effective for years beginning on or after December 15, 2005 with the cumulative effect of adoption of EITF 04-6 accounted for as a cumulative change in accounting policy, adoption of EITF 04-6 will affect the consolidated financial statements for United States GAAP purposes. The EIC abstract will be effective for years beginning on or after july 1, 2006 with early adoption permitted.
ENVIRONMENTAL, REGULATORY AND OTHER RISK FACTORS
Reclamation and Environmental
The Company generally is required to mitigate long-term environmental impacts by stabilizing, contouring, reshaping and re-vegetating various portions of a site once mining and processing are completed. Reclamation efforts are conducted in accordance with detailed plans that have been reviewed and approved by the appropriate regulatory agencies. Whenever feasible, reclamation is conducted concurrently with mining operations.
Though the Company believes that its mining operations are in material compliance with all present health, safety and environmental rules and regulations, there is always some uncertainty associated with such due to the complexity and application of such rules and regulations. The Company does not anticipate that the cost of compliance with existing environmental laws and regulations will have a material impact on its earnings in the foreseeable future. However, possible future health, safety and environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.
A portion of the $13.8 million of the Company’s expenditures in 2005 on leach pads at San Martin and Marigold, the dry-filtered tailings system at El Sauzal, and the tailings impoundment at the Marlin Project were related to complying with environmental standards. The Company estimates that it will spend approximately $13.7 million in this area during the year ending December 31, 2006 including leach pad construction at San Martin ($0.3 million) and Marigold (Company’s share $2.4 million), work on the phase 2 tailings impoundment at Marlin ($6.8 million) and feasibility work for a leach pad facility at El Sauzal ($4.2 million), part of which can be considered to be related to compliance.
At the corporate level, an Environmental Policy is in place to assure measurable standards for internal environmental audits for review by the Environment Committee of the Board of Directors. The Committee has been active and is satisfied the Company is complying with regulatory parameters.
As of December 31, 2005, the Company had in place $11.4 million of certificates of deposit or cash deposits ($10.7 million at December 31, 2004) and $2.1 million in reclamation bonds ($2.1 million at December 31, 2004) posted as security for future reclamation costs.
Regulatory and Other Risk Factors
The Company conducts mining, development and exploration activities in countries other than Canada and the United States. The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries, which include, among others, invalidation of governmental orders or permits, corruption, uncertain political and economic environments, terrorist actions, arbitrary changes in laws or policies, the opposition of mining from environmental or other non-governmental organizations and limitations on foreign ownership or the export of gold. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, any or all of which could have a material and adverse effect on the Company’s profitability or the viability of its foreign operations.
Additionally, legislation has been introduced in prior sessions of the U.S. Congress to make significant revisions to the U.S. General Mining Law of 1872 that would affect the Company’s unpatented mining claims on federal lands, including a royalty on gold production. It cannot be predicted whether any of these proposals will become law. Any levy of the type proposed would only apply to unpatented federal lands and accordingly could adversely affect the profitability of portions of the gold production from the Marigold Mine, and all production from the Imperial Project if it were to be developed.
The Company’s mineral development and mining activities and profitability are subject to significant risks due to numerous factors outside of its control including, but not limited to, the price of gold, changes in the regulatory environment, various foreign exchange fluctuations and risks inherent in mining. Refer to the Company’s Annual Information Form for additional discussions of risk factors.
Because the Company has no production hedged, any sustained change in the price of gold over or under current levels will appreciably affect the Company’s general liquidity position and could substantially increase or decrease revenues, earnings and cash flow.
Acquisition of title to mineral properties in all jurisdictions where the Company operates is a very detailed and time-consuming process. Certain of the Company’s properties have not been surveyed and therefore, in accordance with the laws of the jurisdiction in which the properties are located, their existence and area could be in doubt. Although the Company has investigated title to all of its mineral properties, the Company cannot give any assurance that title to such properties will not be challenged or impugned. In addition, portions of the Company’s mineral reserves lie within unpatented mining claims in the United States. There is a risk that any of the Company’s unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to any mineral reserves contained within those mining claims.
MANAGEMENT’SDISCUSSION&ANALYSIS  |  PAGE 29

The Company prepares estimates of future gold production for its various operations. The Company’s production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, assumptions pertaining to ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, profitability, results of operations and financial condition.
The Company’s published figures for both mineral reserves and mineral resources are only estimates. The estimating of mineral reserves and mineral resources is a subjective process which depends in part on the quality of available data and the assumptions used and judgments made in interpreting such data. There is significant uncertainty in any reserve or resource estimate such that the actual deposits encountered and the economic viability of mining the deposits may differ materially from the Company’s estimates.
Gold exploration is highly speculative in nature. Success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. Due to these and other factors, no assurance can be given that the Company’s exploration programs will result in the discovery of new mineral reserves or resources.
The Company also invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, the Company believes that any impact of an interest rate change would not be material. The Company’s long-term debt is based on a market rate, reset semi-annually. Changes in the “LIBOR” rates will directly affect the Company’s interest expense.
CONTROLS AND PROCEDURES
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures, as required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.
The Company’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, believes that its disclosure controls and procedures are effective to provide such reasonable assurance.
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of l995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of l995. 0ften, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “ scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein and in the Company’s other filings incorporated by reference.
PAGE 30  |  GLAMISGOLDLTD

MANAGEMENT’S RESPONSIBILITY
The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that assets are safeguarded from loss.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.
The consolidated financial statements have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

C. Kevin McArthur	Cheryl S. Maher

President and	Vice President Finance and
Chief Executive Officer	Chief Financial Officer
February 3, 2006	February 3, 2006
MANAGEMENT’SRESPONSIBILITY  |  PAGE 31

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Glamis Gold Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
Chartered Accountants

Vancouver, Canada
February 3, 2006 except as to note 16, which is as of February 24, 2006
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in note 2(i) to the consolidated financial statements as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005. Our report to the shareholders dated February 3, 2006, except as to note 16, which is as of February 24, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
Chartered Accountants
Vancouver, Canada
February 3, 2006 except as to note 16, which is as of February 24, 2006
PAGE 32  |  GLAMISGOLDLTD

CONSOLIDATED BALANCE SHEETS
(Expressed in millions of United States dollars)

December 31, 2005 and 2004	2005	2004

Assets
Current assets:
Cash and cash equivalents	$32.1	$27.0
Accounts and interest receivable	2.9	2.8
Inventory (note 4)	29.4	25.7
Prepaid expenses and other	1.3	1.3

	65.7	56.8

Mineral property, plant and equipment (note 5)	630.8	542.3
Other assets (note 6)	24.7	14.2

	$721.2	$613.3

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities	$27.2	$24.8
Site closure and reclamation costs, current	1.0	0.9
Taxes payable	0.8	3.7

	29.0	29.4
Site closure and reclamation costs (note 7)	12.2	7.6
Long-term debt (note 8)	80.0	30.0
Future income taxes (note 11)	96.4	86.0

	217.6	153.0

Shareholders’ equity:
Share capital (note 9):
Authorized:
Unlimited (2004 — 200,000,000) common shares without par value 5,000,000 preferred shares, CDN$10 par value, issuable in Series
Issued and fully paid:
131,918,803 (2004 — 130,863,953) common shares	492.9	472.7
Contributed surplus	12.5	16.5
Deficit	(1.8)	(28.9)

	503.6	460.3

	$721.2	$613.3

Commitments and contingencies (notes 5, 7 and 14)
Subsequent event (note 16)
See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

Director	Director
CONSOLIDATEDFINANCIALSTATEMENTS  |  PAGE 33

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2005, 2004 and 2003	2005	2004	2003

Revenue	$202.6	$94.7	$84.0

Costs and expenses:

Cost of sales (excluding depreciation and depletion)	87.7	43.9	41.6
Depreciation and depletion	51.1	20.8	17.7
Exploration	9.5	4.1	5.6
General and administrative	13.0	7.2	5.9
Stock-based compensation	3.9	—
Other	2.1	0.7	0.4

	167.3	76.7	71.2

Earnings from operations	35.3	18.0	12.8

Interest expense	(0.4)	—	—
Interest and other income (note 10)	2.2	8.7	4.4

Earnings before income taxes	37.1	26.7	17.2

Provision for (recovery of) income taxes (note 11):
Current	4.3	3.9	0.2
Future	5.7	1.9	(1.2)

	10.0	5.8	(1.0)

Net earnings for the year	$27.1	$20.9	$18.2

Earnings per share:
Basic	$0.21	$0.16	$0.14
Diluted	0.20	0.16	0.14

Weighted average common shares outstanding:
Basic	131,296,538	130,538,559	128,118,980
Diluted	132,065,566	131,986,158	129,738,017

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in millions of United States dollars)

Years ended December 31, 2005, 2004 and 2003	2005	2004	2003

Deficit, beginning of year	$(28.9)	$(36.7)	$(54.9)
Adjustment for stock-based compensation (note 2(i))	—	(13.1)	—
Net earnings for the year	27.1	20.9	18.2

Deficit, end of year	$(1.8)	$(28.9)	$(36.7)

See accompanying notes to consolidated financial statements.
PAGE 34   |  GLAMISGOLDLTD

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in millions of United States dollars)

Years ended December 31, 2005, 2004 and 2003	2005	2004	2003

Cash flows from operating activities:

Net earnings for the year	$27.1	$20.9	$18.2
Non-cash items:
Depreciation and depletion	51.1	20.8	17.7
Future income taxes	5.7	1.9	(1.2)
Gain on sale of investments and property	(1.3)	(6.9)	(1.6)
Stock-based compensation	3.9	—	—
Other	2.5	0.7	0.8

	89.0	37.4	33.9

Changes in non-cash operating working capital:

Accounts and interest receivable	(0.1)	2.1	(4.5)
Taxes recoverable/payable	(2.9)	2.5	0.4
Inventory	(4.0)	(8.5)	(0.2)
Prepaid expenses and other	—	(0.2)	(0.4)
Accounts payable and accrued liabilities	2.7	15.4	1.1
Site closure and reclamation expenditures	(3.3)	(2.8)	(3.3)

Net cash provided by operating activities	81.4	45.9	27.0

Cash flows from (used in) investing activities:

Business acquisitions, net of cash acquired (note 3)	—	—	(1.6)
Purchase of mineral property, plant and equipment net of disposals	(132.3)	(191.3)	(72.0)
Proceeds from sale of investments and mineral property	1.6	13.3	6.8
Purchases of investments	(1.4)	—	—
Purchase of other assets, net of disposals	(6.2)	(1.7)	(1.2)

Net cash used in investing activities	(138.3)	(179.7)	(68.0)

Cash flows from financing activities:

Proceeds from issuance of common shares	12.0	4.7	7.1
Proceeds from long-term debt	50.0	30.0	—

Net cash provided by financing activities	62.0	34.7	7.1

Increase (decrease) in cash and cash equivalents	5.1	(99.1)	(33.9)
Cash and cash equivalents, beginning of year	27.0	126.1	160.0

Cash and cash equivalents, end of year	$32.1	$27.0	$126.1

Supplemental disclosures of cash flow information:

Cash paid (received) during the year for:
Interest, net of interest amounts paid and capitalized (note 8)	$(0.8)	$(1.0)	$(2.8)
Taxes	6.8	0.2	(3.6)
Non-cash transactions:
Consideration paid through the issuance of common shares (note 3)	—	—	20.7
Shares of American Gold received on sale of mineral property (note 5(b)(v))	—	0.7	—

See accompanying notes to consolidated financial statements.
CONSOLIDATEDFINANCIALSTATEMENTS  |  PAGE 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tables expressed in millions of United States dollars, except per share amounts)
Year ended December 31, 2005, 2004 and 2003
1.	Nature of operations:

The Company and its wholly owned subsidiaries are engaged in the exploration, development and extraction of precious metals principally in the States of Nevada and California in the United States of America, and in Honduras, Mexico and Guatemala.

2.	Significant accounting policies:
(a)	Generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material measurement respects, with those generally accepted in the United States, except as explained in note 15.

(b)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and its proportionate share of the accounts of joint ventures in which the Company has an interest. All material intercompany transactions and balances have been eliminated.

Effective January 1, 2005, the Company adopted new Canadian Institute of Chartered Accountants Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG-15”). The new guidance establishes when a company should consolidate a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s returns, or both. The adoption of AcG-15 did not result in any changes to these consolidated financial statements.

(c)	Cash equivalents:

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.

(d)	Inventory:
(i)	Finished goods inventory is metals available for sale and is stated at the lower of cost and net realizable value. The cost of finished goods inventory includes (i) direct production costs, such as mining, crushing, processing and refining, (ii) direct non-production costs, such as royalties and severance taxes, and (iii) allocated non-cash costs, such as depreciation, depletion and amortization of mining and processing equipment and facilities. Cost of sales includes the cost of finished goods except for depreciation, depletion and amortization which is disclosed separately in the consolidated statement of operations.

(ii)	Work-in-progress inventory, which consists of ore on leach pads and crushed ore and in-circuit material at properties with milling operations, is valued at the lower of average production cost or net realizable value. Production costs relate to the cost of placing the ore on the leach pad or into the mill circuit and include direct mining, crushing, agglomerating and conveying costs, as applicable, for the different mine operations. These costs are charged to operations in cost of sales on the basis of ounces of gold recovered. Crushed ore stockpiles are valued at mining plus crushing costs. Based upon actual gold recoveries and operating plans, the Company regularly evaluates and refines estimates used in determining the costs charged to operations and the carrying value of costs associated with the ore on the leach pads or in process at the mill.

(iii)	Supplies and spare parts inventory includes the cost of consumables used in operations, such as fuel, chemicals, reagents and repair parts, and is stated at the lower of average cost and replacement cost.
(e)	Mineral property, plant and equipment:
(i)	Mineral property acquisition and mine development costs:

The Company holds interests in mineral properties in various forms, including fee lands, patented or unpatented mining claims, prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. All of the costs to acquire the interests are capitalized as mineral property acquisition costs (note 5).
(A) Property acquisition and mine development costs are recorded at cost and amortized by the unit of production method based on estimated proven and probable recoverable reserves. Pre-production expenditures and revenues are capitalized until the commencement of commercial production. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period such determination is made.

(B) Mine development costs for current production, including stripping of waste material during the production phase, are included in mining costs initially included in work-in-process inventory and expensed through cost of sales. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are deferred and then amortized on a unit of production basis. General and administrative costs are expensed as incurred.
PAGE 36  |  GLAMISGOLDLTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.	Significant accounting policies (continued):
(e)	Mineral property, plant and equipment (continued):
(i)	Mineral property acquisition and mine development costs (continued):
(C) Interest and amortization of deferred financing costs on project financing for mine development is capitalized to mine development costs while construction and development activities at the property are in progress. When the property is placed into pro duction, those deferred costs are included in the amortization of mine development costs.
(D) Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred. Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred.
(ii)	Plant and equipment:
Plant and equipment is stated at cost less accumulated depreciation Leach pads are depreciated on a unit-of-production basis over estimated proven and probable recoverable reserves expected to be processed from the leach pad. Ounces of gold produced is used as the unit of production. An ounce is considered produced when it is available for sale. Mills, mining equipment and other asset categories are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives for mining equipment and major asset categories range from three to ten years. Replacements and major improvements are capitalized. Capital spares are recorded in plant and equipment and expensed or depreciated, as appropriate, when placed into service.

(f)	Impairment of long-lived assets:

The Company assesses the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

(g)	Site closure and reclamation costs:

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Company. A reserve for future site closure and reclamation costs has been established based upon the estimated costs to comply with existing reclamation standards. The Company recognizes the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of costs can be made. The Company records the present value of estimated future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs are amortized over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense, included in other operating expenses) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

(h)	Revenue recognition:

Revenue is recognized when metal is delivered and title passes. Costs incurred or premium income received on forward sales or options contracts are recognized in revenue when the contracts expire or production is delivered. Changes in the fair value of the related asset or liability are recognized in earnings, unless the contract qualifies for hedge accounting treatment.

(i)	Stock-based compensation:

The Company has stock-based management incentive plans, which are described in note 9(b). Stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, are accounted for using the fair value method. The fair value of the obligations that arise from the granting of stock appreciation rights as described in note 9(b) are reflected as liabilities if these are to be settled in cash and as contributed surplus if these are to be settled with common shares. Upon exercise of the stock options or share-settled stock appreciation rights, the fair value along with any consideration paid by employees on the exercise of stock options is recorded as share capital. Effective January 1, 2004, the Company retroactively adopted the amended Canadian Institute of Chartered Accountants Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” (“HB 3870”). HB 3870 requires the use of the fair-value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the statement of operations. Prior to January 1, 2004, the Company disclosed the effects of the fair-value method in the notes to the financial statements and did not recognize stock-based compensation relating to stock options granted to employees and directors in the statement of operations. Under the revised accounting policy, the Company measures stock-based compensation on the date of the grant and recognizes this cost over the vesting period of the options in results from operations. The cumulative effect of this change in accounting for stock-based compensation of $13.1 million, determined as of January 1, 2004, for stock options granted on or after January 1, 2002, is reported separately in the consolidated statement of deficit and as an adjustment to contributed surplus. The fair value of options granted on or after January 1, 2002 and exercised prior to January 1, 2004 of $1.4 million has been recorded as an adjustment to share capital, with an offsetting reduction to contributed surplus as at January 1, 2004. As allowed under the provisions of HB 3870, periods prior to 2004 have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.
NOTESTOCONSOLIDATEDFINANCIALSTATEMENTS  |  PAGE 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2.	Significant accounting policies (continued):
(j)	Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(k)	Earnings per share:

Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares outstanding for the year. Diluted earnings per share is calculated using the treasury stock method which, for outstanding stock options, assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding.

(I)	Translation of foreign currencies:

The Company conducts business in Canada, the United States, Honduras, Mexico and Guatemala. The primary currency of operations for the Company and its subsidiaries and joint ventures is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect on the transaction date or at an average rate. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the exchange rate in effect on the balance sheet date. Foreign currency gains and losses arising from translation of balances are included in the determination of net earnings for the period.

(m)	Estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, site closure and reclamation obligations, impairment of long-lived assets, useful lives for depreciation, depletion and amortization, measurement of work-in-process and finished goods inventory and valuation allowances for future tax assets. Actual results could differ from those estimates.
3.	Business acquisition:

On July 16, 2002, the Company completed the acquisition, by way of a plan of arrangement, of Francisco Gold Corp. (“Francisco”), a Canadian public company with non-producing mining assets. Francisco’s principal assets were the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in San Marcos, Guatemala. During the year ended December 31, 2003, the Company paid a further $1.6 million and issued a further 2.2 million common shares of the Company, at a price of CDN$13.50 per share, to the former owners of the Marlin project, pursuant to certain terms of the plan of arrangement with Francisco. The $22.3 million additional consideration for the acquisition of Francisco was allocated as follows:

Mineral properties	$32.3
Future income taxes	(10.0)

$22.3

In 2005, the Company also exercised its option to acquire a 5% stake in Chesapeake Gold Corp., a new exploration company formed by Francisco prior to acquisition by the Company and not part of the acquisition of Francisco pursuant to the plan of arrangement, at a cost of $1.4 million (note 6).
4.	Inventory:

	2005	2004

Finished goods	$1.5	$2.5
Work-in-progress	16.2	17.3
Supplies and spare parts	11.7	5.9

	$29.4	$25.7

5. Mineral property, plant and equipment:

	2005	2004

Producing properties, net	$630.6	$313.9
Non-producing properties, net	0.2	228.4

	$630.8	$542.3

PAGE 38  |  GLAMISGOLDLTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Mineral property, plant and equipment (continued):
(a) Producing properties:

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation &
2005	equipment	costs	costs	Sub-total	write-downs	Total

San Martin, Honduras	$36.5	$13.4	$26.6	$76.5	$(46.8)	$29.7
Marigold, Nevada	50.8	9.2	46.8	106.8	(41.4)	65.4
El Sauzal, Mexico	78.5	105.6	57.8	241.9	(31.3)	210.6
Marlin, Guatemala	85.2	123.1	123.6	331.9	(7.6)	324.3
Rand, California	17.1	14.1	29.9	61.1	(60.7)	0.4
Other	1.0	—	—	1.0	(0.8)	0.2

Total	$269.1	$265.4	$284.7	$819.2	$(188.6)	$630.6

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development	depreciation &
2004	equipment	costs	costs	Sub-total	write-downs	Total

San Martin, Honduras	$34.5	$13.4	$25.5	$73.4	$(38.4)	$35.0
Marigold, Nevada	45.9	9.2	25.0	80.1	(29.0)	51.1
El Sauzal, Mexico	73.3	105.6	55.7	234.6	(7.2)	227.4
Rand, California	18.6	14.1	28.5	61.2	(61.0)	0.2
Other	0.9	—	—	0.9	(0.7)	0.2

Total	$173.2	$142.3	$134.7	$450.2	$(136.3)	$313.9

At December 31, 2005 and 2004, all of the Company’s producing properties are held 100%, except for the Marigold Mine, which is 66-2/3% owned. Certain of the Company’s producing properties are subject to royalties pursuant to the terms of the underlying acquisition, option or lease agreements, which range up to 7% of net smelter returns and provide for minimum payments which vary with the price of gold aggregating approximately $0.6 million per year.
(b)	Non-producing properties:

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation &
2005	equipment	costs	costs	Sub-total	write-downs	Total

Imperial, California	$0.1	$3.3	$10.9	$14.3	$(14.3)	$—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.1)	—
Other	0.1	—	0.2	0.3	(0.1)	0.2

Total	$0.3	$11.3	$11.1	$22.7	$(22.5)	$0.2

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation &
2004	equipment	costs	costs	Sub-total	write-downs	Total

Marlin, Guatemala	$62.9	$123.1	$42.9	$228.9	$(0.7)	$228.2
Imperial, California	0.1	3.3	10.9	14.3	(14.3)	—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.1)	—
Other	0.1	—	0.2	0.3	(0.1)	0.2

Total	$63.2	$134.4	$54.0	$251.6	$(23.2)	$228.4

NOTESTOCONSOLIDATEDFINANCIALSTATEMENTS  |  PAGE 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5.	Mineral property, plant and equipment (continued):
(b)	Non-producing properties (continued):
(i)	Marlin Project:
The Marlin Project was acquired in 2002 (note 3) and at the time, was an advanced-exploration-stage gold-silver property located in the state of San Marcos, Guatemala. The Company owns 100% of the project. During 2003, a feasibility study on the project was completed. Construction of the mine was completed in 2005 and the property commenced commercial production in the fourth quarter of 2005. Accordingly, for the year ended December 31, 2005, the Marlin property was reclassified to producing properties.
(ii)	Cerro San Pedro Project:
The Cerro San Pedro Project was acquired in 2000 as an advanced-stage gold-silver property located in the state of San Luis Potosi,Mexico. The Company completed its earn-in of a 50% interest in the project during 2001.
Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million plus contingent payments of $5.0 million based on the project being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003 and $6.0 million on February 12, 2004, which was accrued at December 31, 2003. The Company recorded again on the sale of its interest in the project of $1.5 million during 2003. On March 24, 2004, the Company sold the royalty to Metallica for $2.25 million and received the $5.0 million of contingent payments due under the Share Purchase Agreement. This $7.25 million has been reflected in other income in the statement of operations for the year ended December 31, 2004, and the $13.25 million received during the year ended December 31, 2004 as cash flows from investing activities in the statement of cash flows.
(iii)	Imperial Project:
The Imperial Project consists of a 100% interest in certain unpatented mining claims located in eastern Imperial County in the State of California. Gold production will be subject to a net smelter return royalty of 1-1/2%.
Due to the U.S. Department of Interior decision to formally deny the operating permit for the Imperial Project on January 16, 2001, the $14.3 million of deferred costs on the project were written down at December 31, 2000. In November 2001, the denial of the project was formally vacated by the Department of the Interior. In 2002, the Company recommenced the permitting process for the Imperial Project. In this connection, the Bureau of Land Management (“BLM”) completed a validity examination of the unpatented mining claims comprising the project and concluded that the mining claims are valid. However, during 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. Management believes these actions were taken directly to attempt to stop the Company’s Imperial Project, as a require ment to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The Notice alleges that the Company’s property rights comprising its Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. The Company cannot predict how long it may take to complete this legal process or what the ultimate resolution may be.
(iv)	Cerro Blanco Project:
The Cerro Blanco Project is an advanced-stage gold exploration property consisting of a 100% interest in one granted concession and eight concession applications in the state of jutiapa, Guatemala. Based on economic conditions at the time and uncertainty over the recoverability of the deferred costs, the Company wrote-down the costs to a nominal amount in 2000. Exploration work is continuing on the project.
(v)	Other:
Effective February 25, 2004, the Company sold its 50% interest in the Metates Property in Mexico to American Gold Capital Corporation (“American Gold”), a TSX Venture Exchange-listed company. The Company received 5,000,000 shares of American Gold, 2,250,000 of which are still owned by the company and held in escrow at December 31, 2005 (2004- 3,750,000), to be released over the period to February 2007. A gain of $0.7 million on this sale has been included in other income in the statement of operations for the year ended December 31, 2004.
PAGE 40  |  GLAMISGOLDLTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5.	Mineral property, plant and equipment (continued):
(c)	Interests in joint ventures:
The Company’s 66-2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro Project (to the date of disposition in 2003) are reflected in these consolidated financial statements on a proportionate basis. The Company’s share of the joint ventures’ assets, liabilities, revenues and expenses included in the consolidated financial statements are as follows:

	2005	2004

Current assets	$12.0	$10.8
Non-current assets	64.6	50.5

	$76.6	$61.3

Current liabilities	$4.4	$4.0
Non-current liabilities	6.0	4.4

	$10.4	$8.4

	2005	2004	2003

Revenue from operating activities	$62.9	$38.1	$35.2
Expenses	43.0	25.9	24.2

Earnings from operations	$19.9	$12.2	$11.0

Cash provided by operating activities	$32.8	$19.5	$17.4
Cash used in investing activities	(25.9)	(23.9)	(14.1)

6.	Other assets:

	2005	2004

Restricted deposits (a)	$11.4	$10.7
Sales taxes recoverable	10.6	0.8
Shares of American Gold (quoted market value of shares held in escrow but deemed available for sale as of December 31, 2005 — $1.2 million; 2004 — $2.1 million) (note 5(b)(v))	0.2	0.7
Shares in Chesapeake Gold Corp. (quoted market value — $3.7 million) (note 3)	1.4	—
Payments advanced on project construction	0.4	1.2
Other	0.7	0.8

	$24.7	$14.2

(a)	Restricted deposits:
The Company provides financial guarantees to regulatory authorities as security for future site closure and reclamation costs (note 7) and other service contracts for the Company’s operations. As at December 31, 2005, the Company had $2.1 million in reclamation bonds outstanding (2004 — $2.1 million), for which the Company has provided collateral in the form of certificates of deposit totaling $1.1 million (2004 — $1.1 million). Additional letters of credit issued as security are collateralized with certificates of deposit totaling $8.5 million (2004 —$9.3 million) that earn interest at fixed rates between 3.95% and 4.20% (2004 — 2.15% and 2.36%). Fees on the bonds and letters of credit range from 0.5% to 1.0% (2004 — 0.5% to 1.1%). Additional deposits totaling $1.8 million (2004 — $0.3 million) have also been posted as collateral with various service providers and regulatory authorities.
NOTESTOCONSOLIDATEDFINANCIALSTATEMENTS  |  41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
7.	Site closure and reclamation:

	2005	2004	2003

Balance, beginning of year	$8.5	$7.0	$9.1
Liabilities incurred in the current year	4.8	3.8	0.8
Change in estimated future cash flows	2.5	—	—
Site closure and reclamation costs incurred	(3.3)	(2.8)	(3.3)
Accretion expense	0.7	0.5	0.4

Balance, end of year	$13.2	$8.5	$7.0

Allocated between:
Current portion	$1.0	$0.9	$1.3
Non-current portion	12.2	7.6	5.7

	$13.2	$8.5	$7.0

The Company’s operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.
Assumptions used in the determination of the site closure and reclamation liabilities are as follows:

	Marigold	San Martin	El Sauzal	Marlln	Rand	Total

Beginning of year:
Estimated cost	$13.2	$3.1	$0.5	$0.5	$1.3	$18.6
End of mining	2012	2009	2014	2014	2002
Discount rate	5%	5%	5%	5%	5%

End of year:
Estimated cost	$16.7	$4.4	$1.8	$3.3	$1.0	$27.2
End of mining	2014	2007	2012	2015	2002
Discount rate	5%	5%	5%	5%	5%
An inflation rate of 2.0% was applied at units.
8.	Long-term debt:

	2005	2004

International Finance Corporation term loan (a)	$45.0	$30.0
Bank of Nova Scotia revolving credit facility (b)	35.0	—

	$80.0	$30.0

(a)	On June 30, 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provides for up to $45.0 million in funding for development of the Company’s Marlin Project in Guatemala bearing interest at a six-month LIBOR plus 2.625%-based interest rate payable semi-annually. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. The interest rate at December 31, 2005 was 6.445% (2004 — 4.775%). Semi-annual principal repayments of $7.5 million are scheduled from January 2007 through July 2009.

(b)	On March 4, 2005, the Company finalized a $50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for drawdown in United States dollars or ounces of silver with repayment at any time during the three-year period ending March 4, 2008 at a bank base rate or LIBOR-based rate (plus 0.25%–1.50% depending on financial ratios), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. The LIBOR-based interest rate at December 31, 2005 was 5.57%.

(c)	For the year ended December 31, 2005, $3.1 million of interest was capitalized to the Marlin Project (2004 — $1.2 million) and $0.4 million was expensed.
PAGE 42  |  GLAMISGOLDLTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
9. Share capital:
(a)	Issued and fully paid:

	Number of shares	Amount

Balance as at December 31, 2002	125,978,115	$437.6
Issued during the year:
For cash consideration under the terms of directors’ and employees’ stock options	1,839,550	6.9
To former Montana Gold Corp. shareholders under the terms of the Plan of Arrangement with Francisco (note 3)	2,247,486	20.7
Issued due to previous reorganization	68,527	0.2

Balance as at December 31, 2003	130,133,678	465.4
Cumulative adjustment for change in accounting for stock-based compensation (note 2(i))	—	1.4
Issued during the year:
Pursuant to the terms of directors’ and employees’ stock options	734,700	5.9
Cancelled due to previous reorganization	(4,425)	—

Balance as at December 31, 2004	130,863,953	472.7
Issued during the year:
Pursuant to the terms of directors’ and employees’ stock options	1,651,847	20.8
Pursuant to the terms of employee restricted stock plan	52,000	0.9
Pursuant to the terms of employee stock appreciation rights plan	46,713	1.0
Cancelled on expiration of Rayrock Resources Inc. share exchange	(695,710)	(2.5)

Balance as at December 31, 2005	131,918,803	$492.9

(b)	Stock-based management Incentive plans:
The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 7.0 million common shares. The exercise price of each option equals the trading price for the common shares on the Toronto Stock Exchange before the date of the grant. Options have a maximum term of five years and, subject to certain specific exceptions, terminate one year following the termination of the optionee’s employment. Once approved and vested, options are exercisable at any time.
The continuity of directors’ and employees’ stock options is as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price (CDN$)	of options	price (CDN$)	of options	price (CDN$)

Outstanding, beginning of year	3,381,000	$12.80	4,100,700	$11.95	4,720,250	$6.76
Granted during the year	763,000	19.54	15,000	21.87	1,220,000	21.92
Exercised during the year	(1,651,847)	8.58	(734,700)	8.24	(1,839,550)	5.21
Cancelled during they ear	(40,000)	21.34	—	—	—	—

Outstanding, end of year	2,452,153	$17.60	3,381,000	$12.80	4,100,700	$11.95

Exercisable	1,964,487	$17.14	3,373,500	$12.80	4,100,700	$11.95

Details of stock options outstanding as at December 31, 2005 are as follows:

Range of	Number	Weighted average	Weighted average
exercise prices (CDN$)	outstanding	remaining life (yrs.)	exercise price (CDN$)

$5.60 – $7.38	205,000	1.16	$7.08
$10.50 – $13.09	692,200	1.83	13.04
$17.20 – $19.03	407,200	3.47	17.65
$21.16 – $22.61	1,135,253	3.27	22.19
$24.00 – $26.00	12,500	4.87	25.25

	2,452,153	2.73	$17.60

NOTESTOCONSOLIDATEDFINANCIALSTATEMENTS  |  PAGE 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
9.	Share capital (continued):
(b)	Stock-based management Incentive plans (continued):
For the year ended December 31, 2005, the Company recorded stock-based compensation expense of $1.6 million (2004— nil) related to options granted to employees. Prior to January 1, 2004, no compensation cost was recorded in these financial statements for stock options granted to employees. If the fair value method had been used to determine compensation cost for all stock options granted to employees, on or after January 1, 2002 that vested In the period, the Company’s net earnings and earnings per share for the year ended December 31, 2003 would have been as follows:

		Fair value of options
	As reported	granted and vested	Pro-forma

Net earnings	$18.2	$7.9	$10.3
Basic earnings per common share	$0.14		$0.08
Diluted earnings per common share	$0.14		$0.08

The fair value of stock options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005		2004		2003

Risk-free interest rate	2.93%		2.55%		3.34%
Annual dividends	—				—
Expected stock price volatility	34%		55%		55%
Expected life	1.9	years	2.5	years	2.5	years
Weighted average fair value per option granted	$3.26		$5.97		$6.12

The above calculations of the fair values of options granted and vested and pro forma amounts do not include the effect of options granted prior to January 1, 2002.
The Company also has a stock-based management incentive plan that allows it to grant rights for a holder to receive the appreciation in the value of the stock-based right over the stated base price in either cash or common shares, as determined by the Board of Directors at the time of grant. One-third of stock appreciation rights (“SARs”) vest on the date of grant with the remainder vesting annually over two years. During the year ended December 31, 2005, the Company granted 843,000 SARs, all of which, If exercised, will be settled with common shares. As at December 31, 2005, there were 629,200 SARs outstanding. The weighted average fair value of the SARs was estimated to be $3.27 per SAR, using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate: 2.95%; annual dividends: nil; expected stock price volatility: 32.5%; expected life: 2.5 years. Total stock-based compensation expense recognized by the Company in 2005 related to SARs was $1.6 million (2004 — nil; 2003 — nil).
During 2004, the Company received shareholder approval to institute a share equity incentive plan which allows the Company to grant restricted stock to employees. Of the 1,000,000 shares available under the plan, 57,000 have been granted as of December 31, 2005. One-third of restricted shares vest on the date of grant with the remainder vesting annually over two years. Total stock-based compensation expense related to the issue of restricted stock was $0.7 million (2004 — nil; 2003 — nil).
10.	Interest and other income:

	2005	2004	2003

Interest	$0.7	$0.9	$2.8
Foreign exchange loss	(0.2)	(0.5)	(0.4)
Gain on sales of mineral property, plant and equipment (notes 5(b)(ii) and 5(b)(v))	0.2	7.9	1.5
Gain on sale of investment shares	1.1	—	—
Other income	0.4	0.4	0.5

	$2.2	$8.7	$4.4

PAGE 44  |  GLAMISGOLDLTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11.	Income taxes:
 The provision for income taxes differs from the Canadian statutory rate as follows:

	2005		2004		2003
	Amount	Rate	Amount	Rate	Amount	Rate

Income tax expense (benefit) computed at statutory rates	$12.1	32.5%	$8.7	32.5%	$6.4	37.6%
Foreign tax rates different from statutory rate	(0.3)	(0.8)	(3.0)	(11.2)	(1.8)	(10.3)
Effect of tax rate changes	(5.0)	(13.5)	(3.6)	(13.5)	—	—
Change in valuation allowance	1.1	3.2	4.8	18.4	(4.5)	(26.5)
Other	2.1	5.7	(1.1)	(4.5)	(1.1)	(6.4)

	$10.0	27.1%	$5.8	21.7%	$(1.0)	(5.6)%

(a)	Future income tax assets and liabilities:
The significant components of the Company’s future income tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	2005	2004

Future income tax assets:
U.S. and Canada: Mineral property, plant and equipment	$2.0	$4.1
Reclamation and other liabilities not currently deductible for tax	0.7	1.0
Losses carried forward and alternative minimum tax credits	21.3	17.3
Mexico: Losses carried forward	4.5	4.2
Guatemala: Mineral property, plant and equipment	—	0.7
Losses carried forward	2.5	2.7

Total future income tax assets	31.0	30.0
Valuation allowance	(31.0)	(30.0)

Future income tax assets, net of allowance	—	—
Future income tax liabilities:
U.S. and Canada: Mineral property, plant and equipment	2.4	3.0
Honduras: Mineral property, plant and equipment	7.2	10.0
Mexico: Mineral property, plant and equipment	40.1	27.1
Guatemala: Mineral property, plant and equipment	46.7	45.9

Total future income tax liabilities	96.4	86.0

Net future income tax liabilities	$96.4	$86.0

(b)	Potential future tax benefits:
At December 31, 2005, the Company has Canadian losses and tax pools of approximately $42.9 million, United States operating losses of approximately $36.9 million, Mexican operating losses of approximately $29.8 million, and Guatemalan tax deductions of approximately $8.1 million, which may be carried forward and used to reduce certain taxable income in future years. The Canadian tax pools are without expiry, and the Canadian, U.S. and Mexican losses and the Honduran and Guatemalan deductions expire at various dates from 2006 to 2025. The future income tax assets related to these losses and deductions have been offset by a valuation allowance.
(c)	Future income taxes:
For 2005, the future income tax expense was due primarily to tax-effecting the earnings from Honduras and Mexico resulting in future income tax expense of $10.7 million (2004 — $1.9 million; 2003 — recovery of $1.2 million). In addition, in 2005, the Company has reorganized its corporate structure to achieve certain tax synergies which resulted in a reduction of future income tax liabilities of $5.0 million. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income in the future during the periods in which those temporary differences become deductible or expire. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.
NOTESTOCONSOLIDATEDFINANCIALSTATEMENTS  |  PAGE 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. Financial instruments and financial risk management:
(a)	Hedging:

In order to protect against the impact of declining gold prices, the Company has a policy that enables it to enter into forward sales and option contracts to effectively provide a minimum price for a portion of inventory and future production. Contracted prices on forward sales and options are recognized in revenues as designated production is delivered to meet commitments.

As at December 31, 2005, 2004 and 2003, the Company had no forward sales or option contracts outstanding.

(b)	Carrying value and fair value of financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, accounts and interest receivable, deposits, investments, accounts payable and accrued liabilities, taxes payable and long-term debt. Other than investments and long-term debt, the carrying amounts of the Company’s financial instruments approximate their fair values due to the short term to maturity of such instruments. At December 31, 2005, the quoted market value of investments in American Gold and Chesapeake Gold Corp. shares is disclosed in note 6. Management believes that the carrying value of long-term debt approximates fair value at December 31, 2005 and 2004, due to its market-based interest rates.

(c)	Credit risk:

The Company monitors the financial condition of its customers and counterparties to contracts and considers the risk of material loss to be remote.

(d)	Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its foreign operations primarily in Honduras, Mexico, Guatemala and Canada. The Company monitors this exposure, but had no currency hedge positions at December 31, 2005, 2004 and 2003.
13. Segmented information:
The Company’s operating segments, based on the way management organizes and manages its business, are by significant mineral property (note 5) as noted below. The accounting policies of all segments are consistent with those outlined in note 2 — significant accounting policies.

2005	Rand	San Martin	Marigold	El Sauzal	Marlin	Other	Total

Revenue	$1.8	$36.1	$62.9	$90.1	$11.7	$—	$202.6
Cost of sales	0.7	24.0	29.8	27.7	5.5	—	87.7
Depreciation and depletion	1.2	8.3	13.0	21.7	3.3	3.6	51.1
Other operating expenses	0.2	0.4	0.7	0.7	0.3	26.2	28.5

Earnings (loss) from operations	(0.3)	3.4	19.4	40.0	2.6	(29.8)	35.3
Other income (loss)	0.2	(0.2)	0.1	(0.9)	(0.2)	2.8	1.8

Earnings (loss) before taxes	$(0.1)	$3.2	$19.5	$39.1	$2.4	$(27.0)	$37.1

Capital expenditures	$—	$2.1	$25.7	$6.7	$98.0	$0.1	$132.6

Total assets	$3.0	$46.8	$85.5	$217.5	$339.8	$28.6	$721.2

2004	Rand	San Martin	Marigold	El Sauzal	Marlin	Other	Total

Revenue	$5.5	$42.8	$38.1	$8.3	$—	$—	$94.7
Cost of sales	3.3	19.8	18.0	2.8	—	—	43.9
Depreciation and depletion	0.6	9.3	7.1	2.2	—	1.6	20.8
Other operatingexpenses	0.2	0.3	0.9	0.5	0.1	10.0	12.0

Earnings (loss) from operations	1.4	13.4	12.1	2.8	(0.1)	(11.6)	18.0
Other income (loss)	0.1	(0.7)	0.1	0.1	—	9.1	8.7

Earnings (loss) before taxes	$1.5	$12.7	$12.2	$2.9	$(0.1)	$(2.5)	$26.7

Capital expenditures	$—	$3.5	$23.9	$80.7	$83.2	$0.1	$191.4

Total assets	$2.4	$52.8	$70.8	$234.9	$230.7	$21.7	$613.3

PAGE 46  |  GLAMISGOLDLTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. Segmented information (continued):

2003	Rand	San Martin	Marigold	El Sauzal	Marlin	Other	Total

Revenue	$12.1	$36.7	$35.2	$—	$—	$—	$84.0
Cost of sales	8.1	17.4	16.1	—	—	—	41.6
Depreciation and depletion	1.7	9.3	6.7	—	—	—	17.7
Other operating expenses	0.1	0.3	1.6	—	3.0	6.9	11.9

Earnings (loss) from operations	2.2	9.7	10.8	—	(3.0)	(6.9)	12.8
Other income (loss)	0.2	(0.6)	0.1	—	—	4.7	4.4

Earnings (loss) before taxes	$2.4	$9.1	$10.9	$—	$(3.0)	$(2.2)	$17.2

Capital expenditures	$—	$3.5	$14.1	$43.8	$16.1	$0.3	$77.8

Total assets	$5.7	$54.3	$50.1	$155.9	$139.5	$128.6	$534.1

14. Commitments and contingencies:
(a)	Operating leases and minimum royalties:

The Company has entered into operating leases for office premises and equipment that provide for minimum annual lease payments totaling up to $1.0 million per year for the next five years. Minimum royalty payments total approximately $0.6 million per year for the next five years.

(b)	Capital expenditures:

At December 31, 2005, the Company had committed to contracts for services totaling $7.4 million (Company’s share — $4.1 million) to be used in the expansion at the Marigold Mine. Contracts for $10.1 million relating to engineering and construction at the Marlin Project, and $0.4 million for equipment and services at the El Sauzal Mine had also been committed to.

(c)	Legal claims:

In addition to the legal matter regarding the Company’s Imperial Project, (note 5(b)(iii)), at December 31, 2005, the Company’s mine in Honduras continues to be the subject of legal claims associated with the permitting, construction, underlying property agreements and operation of the mine. Although the outcome of these matters is not determinable at this time, the Company believes none of these claims will have a material adverse effect on the Company’s financial position or results of operations.
15. Differences between Canadian and United States generally accepted accounting principles:
Accounting practices under Canadian and United States generally accepted accounting principles, as they affect the Company, are substantially the same, except for the following:
(a)	Accounting for income taxes:

United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to Canadian accounting principles. However, as a result of the method by which the Company elected to adopt this Canadian standard in 2000, a difference arises effective January 1, 2000 between Canadian accounting principles and United States accounting principles. Canadian accounting principles allowed the Company to charge opening deficit with the $6.7 million additional future income tax liability required to be recognized on adoption of the new Canadian standard. Under United States accounting principles, this charge would have been recorded as an increase to the San Martin and Cerro Blanco mineral properties at the time of the business acquisition (the carrying value of the Cerro Blanco mineral property was subsequently written off).

As a result, under United States accounting principles, at December 31, 2005, mineral property, plant and equipment for the San Martin Mine would be increased by $1.5 million (2004 — $2.0 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for 2005 by $0.5 million (2004 — $0.5 million; 2003 — $0.5 million) under United States accounting principles.
NOTESTOCONSOLIDATEDFINANCIALSTATEMENTS  |  PAGE 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15.	Differences between Canadian and United States generally accepted accounting principles (continued):
(b)	Stock based compensation:
Effective January 1, 2004, the Company adopted the amended Canadian accounting standard for stock-based compensation which requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options.
For purposes of the reconciliation to United States accounting principles, the Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation —Transition and Disclosure”, which is similar to the new amended Canadian standard, in fiscal 2004. Accordingly, adoption of these new Canadian and U.S. standards does not result in a significant difference in the calculation of stock-based compensation expense. However, the transitional provisions under the United States standard allow the effects of the fair value method to be accounted for under the modified prospective method, which requires the accounting for stock- based compensation expense subsequent to the date of adoption as if the fair value method was applied to all options granted since January 1, 1995, only to the extent they are unvested at the date of adoption and for which a stock-based compensation liability would be recorded. As a result, the January 1, 2004 adjustments to deficit, share capital and contributed surplus made under Canadian accounting principles, would not be made under United States accounting principles.
Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company’s earnings for the year ended December 31, 2003 under United States accounting principles, would have changed to the pro forma amounts indicated below:

2003

Earnings for the year under United States accounting principles	$20.6
Compensation expense based on fair value of options granted and vested	7.9

Pro forma earnings for the year	$12.7

Pro forma earnings per share	$0.10

(c)	Accounting for interests in joint ventures:
Under United States accounting principles, interests in joint ventures are generally required to either be consolidated or accounted for by the equity method. However, interests in unincorporated joint ventures in the natural resource industry may be accounted for by proportionate consolidation, as under Canadian accounting principles. As the Company’s
66 2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro (to the date of disposition in 2003), are held through unincorporated joint ventures, there is no difference between United States and Canadian accounting principles.
(d)	Exploration expenditures:
United States accounting principles requires exploration expenditures on mineral properties prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, to be expensed as incurred. Under Canadian accounting principles, these costs may be deferred. In the Company’s case, application of United States accounting principles does not result in a material difference in these consolidated financial statements.
(e)	Accounting for site closure and reclamation:
The Canadian accounting standard for asset retirement obligations (HB 3110) adopted effective January 1, 2004 is substantially the same as United States SFAS 143 that was applicable to the Company’s 2003 fiscal year for United States accounting purposes. However, the $2.9 million reduction in deficit as at January 1, 2003 under Canadian accounting principles, would have been recorded in earnings as a cumulative change in accounting principle for the year ended December 31, 2003 under United States accounting principles. There would be no differences between the balance sheets as at December 31, 2005 and December 31, 2004 or between the statement of operations for the years ended December 31, 2005 and 2004 prepared under United States accounting principles for this matter, compared to the balance sheets and statement of operations presented under Canadian accounting principles.
(f)	Accounting for investments in debt and equity securities:
SFAS No. 115, “Accounting for Investments in Debt and Equity Securities”, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized. Both these types of investments are presented on a cost basis under Canadian accounting principles. Under United States accounting principles, other assets and unrealized holding gains in shareholders’ equity at December 31, 2005 would each be increased by $3.3 million (2004 — $0.2 million), based on the quoted market price of the Company’s investments, which would be included in other comprehensive income for the years ended December 31, 2005 and 2004.
PAGE 48   |   GLAMISGOLDLTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15.	Differences between Canadian and United States generally accepted accounting principles (continued):
(g)	Comprehensive income:
Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet.
Under United States accounting principles, other comprehensive income for the year ended December 31, 2005, which consists of changes in the unrealized holding gains on investments held, would be a gain of $3.1 million (2004 — $0.2 million; 2003 — nil).
(h)	New accounting pronouncements:
(i)	Deferred stripping costs
The Emerging Issues Task Force has issued EITF 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”. In EITF 04-6, the Task Force reached a consensus that stripping incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory in the period in which the stripping costs are incurred. EITF 04-6 does not address the stripping costs incurred during the pre-production phase, capitalization of which is permitted under United States accounting principles.
Historically, under Canadian and United States accounting principles, the Company has deferred stripping costs at the Marigold Mine in excess of the life-of-mine strip ratio. Since EITF 04-6 is effective for years beginning on or after December 15, 2005, with the cumulative effect of adoption of EITF 04-6 accounted for as a cumulative change in accounting policy, adoption of EITF 04-6 will affect the consolidated financial statements during 2006 for purposes of the reconciliation to United States accounting principles. The Company has not yet completed its review of the impact of this new consensus.
(ii)	Stock-based compensation
Effective January 1, 2006, under United States accounting principles, the Company would be required to adopt SFAS No. 123 (revised 2004), (“SFAS123R”), “Accounting for Stock-based Compensation”. One of the SFAS 123R requirements is that forfeitures of unvested instruments such as stock options be estimated at the grant date to determine the total compensation to be recognized. Under Canadian accounting principles, the Company accounts for forfeitures only as they occur. The Company has not yet completed its review of the impact of this or other differences arising on application of FAS 123R.
The reconciliation of net earnings for the year as shown in these consolidated financial statements to net earnings for the year in accordance with United States accounting principles, and to comprehensive income for the year using United States accounting principles, is as follows:

	2005	2004	2003

Net earnings for the year in these consolidated financial statements	$27.1	$20.9	$18.2
Adjustment for differences in accounting for income taxes	(0.5)	(0.5)	(0.5)
Cumulative effect of adjustment for differences in accounting for site closure and reclamation costs	—	—	2.9

Net earnings for the year using United States accounting principles	26.6	20.4	20.6
Other comprehensive income, net of tax:
Change in unrealized holding gains on investments	3.1	0.2	—

Comprehensive earnings for the year using United States accounting principles	$29.7	$20.6	$20.6

Basic earnings per share before cumulative effect of change in accounting principle	$0.20	$0.16	$0.14

Diluted earnings per share before cumulative effect of change in accounting principle	$0.20	$0.16	$0.14

Basic earnings per share	$0.20	$0.16	$0.16

Diluted earnings per share	$0.20	$0.16	$0.16

NOTESTOCONSOLIDATEDFINANCIALSTATEMENTS   |   PAGE 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15.	Differences between Canadian and United States generally accepted accounting principles (continued):
(h)	New accounting pronouncements (continued):
(ii)	Stock-based compensation (continued):
The reconciliation of deficit as shown in these financial statements to retained earnings (deficit) under United States accounting principles is as follows:

	2005	2004

Deficit in accordance with Canadian accounting principles	$(1.8)	$(28.9)
Adjustment for differences in accounting for income taxes	1.5	2.0
Adjustment for stock-based compensation	13.1	13.1
Other	(0.5)	(0.5)

	$12.3	$(14.3)

Mineral property, plant and equipment at December 31, 2005 would be $631.8 million (2004 — $543.8 million) under United States accounting principles. In addition, other assets, share capital and contributed surplus would be $28.0 million (2004 — $14.4 million), $481.4 million (2004 — $470.1 million) and $10.9 million (2004 — $6.0 million) respectively.
16.	Agreement with Western Silver Corporation

On February 24, 2006 the Company announced that it has entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Western Silver Corporation (“Western Silver”), a British Columbia, Canada corporation, pursuant to a plan of arrangement. Western Silver’s principal asset is the Peñasquito development project in Zacatecas, Mexico.

Under the agreement, the Company is offering to exchange 0.688 of a common share of the Company for each issued Western Silver share. Prior to the Company’s acquisition of all of the issued and outstanding shares of Western Silver, Western Silver will transfer approximately Cdn.$38.8 million in cash and two properties located in Canada and Mexico to a new exploration company, anticipated to be named Western Copper Corporation (“Western Copper”). The current shareholders of Western Silver will receive, in addition to the 0.688 of a common share of the Company, one share of Western Copper for each share of Western Silver owned. Initially the Company will not have an interest in Western Copper but will retain a right to acquire a 5% stake in Western Copper.

The Company anticipates it will issue approximately 33.4 million common shares and 1.8 million option rights under the terms of the agreement. Completion of the transaction is subject to execution of a definitive agreement and approval by Western Silver shareholders and regulatory authorities.

The Board of Directors of each company has unanimously approved the transaction. All officers and directors of Western Silver have agreed to enter into lock-up and support agreements with the Company under which they will vote in favor of the transaction. If Western Silver terminates the transaction as a result of a superior offer, the Company is to receive a termination fee equal to 3.5% of the market capitalization of Western Silver at the time of the termination.
- end -
PAGE 50   |   GLAMISGOLDLTD

CORPORATE INFORMATION
OFFICERS AND DIRECTORS
A. Dan Roving1,3
Chairman & Director
C. Kevin McArthur4
President, Chief Executive Officer
& Director
Charles A. Jeannes
Executive Vice President Administration,
General Counsel & Secretary
James S. Voorhees
Executive Vice President & Chief
Operating Officer
Cheryl S. Maher
Vice President Finance, Chief Financial
Officer & Treasurer
Tim L. Miller
Vice President, Central America
Joseph L. Danni
Vice President, Corporate Relations
Charles J. Ronkos
Vice President, Exploration
Ian S. Davidson1,2
Director
Jean Depatie3,4
Director
P. Randy Reifel2,4
Director
Kenneth F. Williamson1,3
Director
Committees of the Board
1. Audit Committee
2. Corporate Governance Committee
3. Compensation and Nominating Committee
4. Environments Committee
HEAD OFFICE
5190 Neil Road, Suite 310
Reno, Nevada, USA 89502
Phone: 775-827-4600
Fax: 775-827-5044
Toll-free: 800-452-6472
email: info@glamis.com
web: www.glamis.com
El Sauzal Mine
William Humphrey
General Manager
Luis Felipe Medina
Assistant General Manager
Los Mochis, Mexico
Phone: 011-52-668-817-2665
Fax: 011-52-668-815-7363
Marigold Mine
Tim Janke
General Manager
Valmy, Nevada
Phone: 775-635-2317
Fax: 775-635-2455
San Martin Mine
Bill Dodge
General Manager
Tegucigalpa, Honduras
Phone: 011-504-235-9788
Fax: 011-504-235-8532
Marlin Mine
Sergio Saenz
General Manager
Guatemala City, Guatemala
Phone: 011-502-2385-6647
Fax: 011-502-2385-6651
Guatemala City, Guatemala
Eduardo Villacorta
Executive Director, Central America
Milton Saravia
General Manager, Montana Exploradora
Auditors
KPMG LLP
Vancouver, BC, Canada
Legal Counsel
Lang Michener
Vancouver, BC, Canada
Neal Gerber and Eisenberg
Chicago, Illinois
2005 Annual General Meeting of Shareholders
The Annual General Meeting of Glamis Gold Ltd. will take place on May 3, 2006 at 1:30 pm at:
The Fairmont Royal York Hotel
100 Front Street
Toronto, Ontario, Canada
Shareholders are invited to attend.
Registrar & Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC, Canada V6C 3B9
Toll Free: 1-888-661-5566
Fax: 604-683-3694
Co-Registrar & Co-Transfer Agent
Computershare Investor Services
350 Indiana Street, Suite 800
Golden, CO, USA 80401
Phone: 303-262-06000
Fax: 303-262-07000
Investor Relations
For public and media inquiries, or copies of the Company’s annual information form, annual report or quarterly reports, please contact 775-827-4600 ext. 3104, or visit the Company’s website at www.glamis.com
TSX

Q1	C$22.00	C$18.40
Q2	21.29	16.67
Q3	25.88	19.56
Q4	32.28	22.70

Q1	C$23.70	C$19.40
Q2	24.65	18.43
Q3	24.52	19.78
Q4	25.50	20.56
NYSE

Q1	US$18.00	US$15.18
Q2	17.37	13.13
Q3	22.20	16.12
Q4	27.64	19.32

Q1	US$18.09	US$14.58
Q2	18.80	13.50
Q3	18.73	14.97
Q4	21.62	17.13
     The Company’s filings with the Ontario Securities Commission can be accessed on SEDAR at www.sedar.com
     The Company’s filings with the U.S. Securities and Exchange Commission can be accessed through EDGAR at www.sec.gov